Exhibit 99.1

| 1 Financial Management Review 4Q25 | January 2026 Quarterly & YTD Report

Table of Contents 6 About Banco de Chile I. Our History Financial Snapshot on Banco de Chile 8 Corporate Governance II. Equity Composition and Ownership Structure Board of Directors, Committees and Managerial Structure 11 Business Strategy III. Corporate Statements and Commitments Stakeholders Engagement Competitive Landscape, Business Trends and Regulation Strategy of Banco de Chile At a Glance Business Segments Description Snapshot on Strategic Advances 24 Economic and Business Environment IV. Economic Outlook Banking Industry Performance and Projections Competitive Position 29 Management Discussion & Analysis V. Income Statement Analysis Business Segments Performance Balance Sheet Analysis 54 Risk & Capital Management VI. Risk Management Approach Funding Concentration and Liquidity Market Risk Operational Risk Capital Adequacy and Credit Ratings | 2

About this Report Basis for Presentation This financial report, which accompanies our quarterly financial statements, has been prepared as requested by the Chilean Financial Market Commission (CMF) in the Compendium of Accounting Standards for Banks while being prepared in accordance with the IFRS Practice Statement 1 – Management Commentary as issued by the International Accounting Standards Board (IASB) . Figures included in this report “ Financial Management Review ” , for purposes of analysis, are based on both the financial statements and management information systems of Banco de Chile . Forward - Looking Information The information contained herein incorporates by reference statements comprising “ forward - looking statements ” that include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance . Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies . You should be aware that any such forward - looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward - looking statements as a result of several factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control . The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements . Factors that could cause actual results to differ materially and adversely include, but are not limited to : ⭬ changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America; ⭬ changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies; ⭬ unexpected developments in certain existing litigation; ⭬ increased costs; ⭬ unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms; ⭬ natural disasters or pandemics; ⭬ the effect of tax laws or other kind of regulation on our business; ⭬ other risk factors as reported in our form 20F filed with the U.S. SEC. Undue reliance should not be placed on such statements, which only address as of the date that they were made . Our independent public accountants have not examined or compiled the forward - looking statements and, accordingly, do not provide any assurance with respect to such statements . These cautionary statements should be considered in connection with any written or oral forward - looking statements that we may issue in the future . We do not undertake any obligation to release publicly any revisions to such forward - looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events . | 3 Contacts Pablo Mejia Head of Investor Relations Investor Relations | Banco de Chile pmejiar@bancochile.cl Daniel Galarce Head of Financial Control & Capital Management Financial Control & Capital Area | Banco de Chile dgalarce@bancochile.cl

| 4 Independent Accountant  s Review Report The Shareholders and Directors of Banco de Chile: We have reviewed the accompanying "Management Commentary" financial report for the year ended December 31 , 2025 of Banco de Chile, taken as a whole . In conjunction with such review, we conducted an audit, in accordance with Auditing Standards Generally Accepted in Chile, of the consolidated financial statements of Banco de Chile as of December 31 , 2025 and for the year then ended and the related notes to the consolidated financial statements . We expressed an unmodified opinion on the annual consolidated financial statements in our auditor's report dated January 29 , 2026 . Management's Responsibility Management is responsible for the preparation and presentation of the "Management Commentary" of Banco de Chile in accordance with the Standards and Instructions issued by the Financial Market Commission (CMF), established in Chapter C - 1 of the Compendium of Accounting Standards for Banks . Accountant's Responsibility Our review was conducted in accordance with the Attestation Standard AT 395 “Management Commentary” issued by Colegio de Contadores de Chile A . G .. A review consists, mainly, of applying analytical procedures, making inquiries of those individuals responsible for financial and accounting matters . This review is significantly less in scope than that of an examination, the objective of which would be to express an opinion on the "Management Commentary . " Accordingly, no such opinion is expressed . "Management Commentary" include such non - financial information as operational, commercial information, sustainability ratios, macroeconomic forecasts, management and other information . Although such information may provide certain additional elements for the analysis of the financial position and results of operations of Banco de Chile, our review does not extend to such information . The preparation and presentation of "Management Commentary" of Banco de Chile as of December 31 , 2025 requires that the Management of Banco de Chile interpret certain criteria, determines the appropriateness of the information to be included and make estimates and assumptions that affect the information presented . The "Management Commentary" of Banco de Chile as of December 31 , 2025 includes current and forward - looking information that estimates the future impact of transactions and events that have occurred or are expected to occur, estimates expected future sources of liquidity and financial resources, and estimates operating and macroeconomic trends and commitments and uncertainties . Future results may differ significantly from the current assessment of this information presented by the Management of Banco de Chile because events and circumstances frequently do not occur as expected . Our review has considered such information only to the extent that it has been used for the preparation and presentation of the financial information contained in the "Management Commentary" financial report and not for the purpose of expressing a conclusion on such information .

| 5 Independent Accountant  s Review Report Conclusion Based on our review, we are not aware of any significant modifications that should be made to the presentation of Management Commentary of Banco de Chile for such presentation to : (i) be in accordance with the elements required by the Standards and Instructions issued by the Financial Market Commission (CMF) ; (ii) the historical financial amounts included in the presentation have been properly derived from the consolidated financial statements of Banco de Chile as of December 31 , 2025 and (iii) the information, determinations, estimates and underlying assumptions of Banco de Chile are consistent with the basis used for the preparation of the financial information contained in such presentation . Ernesto Guzmán V. KPMG Ltda. Santiago, January 29, 2026

About Banco de Chile Our History Banco de Chile dates back to 1893 when the financial institution was formed following the merger of the Valparaíso, Agrícola and Nacional de Chile banks . We have played an important role in the economic history of Chile . Since the beginning, we have been a fundamental pillar for the development of the country and a financial and business reference, maintaining a leading position in the Chilean banking industry . Before the creation of the Central Bank in 1926 and prior to the enactment of the General Banking Act, we were the main stabilization agent of the Chilean banking system . Throughout our history we have developed a well - recognized brand name in Chile and expanded our operations in foreign markets, where we developed an extensive network of correspondent banks . In 1987 and 1988 , we established four subsidiaries to provide a full range of specialized financial products and services as permitted by the General Banking Act . In 1999 , we widened our sco pe of specialized financial services by creating our insurance brokerage and factoring subsidiaries . During the early 2000 s, the Chilean banking industry witnessed intense merger and acquisition activity . In 2002 , we merged wi th Banco de A . Edwards, which allowed us to expand our business to new customer segments . In 2008 , we merged our operations with Citibank Chile . As a result of these consolidations, we currently operate using the names of “Banco de Chile” (which operates throughout Chile) and “Banco Edwards - Citi” (which is primarily oriented to higher income segments) . Likewise, most of our subsidiaries operate under the brand name “Banchile” . Our legal name is Banco de Chile and we are organized as a banking corporation under the laws of Chile and were licensed by t he CMF to operate as a commercial bank on September 17 , 1996 . Our main executive offices are located at Paseo Ahumada 251 , Santiago, Chile, our telephone number is + 56 (2) 2637 - 1111 and our website is www . bancochile . cl . We are a full - service financial institution that provides, directly and indirectly through our subsidiaries, a wide variety of lending and non - lending products and services to all segments of the Chilean financial market, providing our customers with powerful, differentiated and comprehensive value offerings . In addition to our traditional banking operations, our subsidiaries and aff iliates permit us to offer a variety of non - banking but specialized financial services including securities brokerage, mutual funds management, investment banking, insurance brokerage and acquiring and processing services for credit/debit cards . We are present in all Chilean regions through our nationwide branch network and we have one of the best digital and mobile banking platforms in Chile, which allow us to meet the needs of more than 2 million customers in timely and safe manner . From the int ernational perspective, our alliance with Citigroup provides our customers with access to a wide network of products and services abroad . We have outstanding competitive strengths, such as excellent brand recognition, a comprehensive remote and non - remote distribution network, a distinctive and large customer base, a competitive funding structure, a solid equity base and a high credit quality loan portfolio . This is reflected in outstanding credit risk ratings by international agencies, which position us as one of the most solid private banks in Latin America . | 6

About Banco de Chile

Financial Snapshot

4Q25 and 2025 YTD
(In Millions of Ch$)



Net Income

Period	Value	Annual Var.	Period	Value	Annual Var.
4Q25	265,537	(10.9)%	2025	1,192,262	(1.3)%
4Q24	298,066		2024	1,207,392	

Operating Revenues

Period	Value	Annual Var.	Period	Value	Annual Var.
4Q25	748,580	(3.8)%	2025	3,026,043	(0.8)%
4Q24	778,152		2024	3,050,285	

Expected Credit Losses

Period	Value	Annual Var.	Period	Value	Annual Var.
4Q25	115,842	+12.1%	2025	381,922	(2.5)%
4Q24	103,296		2024	391,754	

Operating Expenses

Period	Value	Annual Var.	Period	Value	Annual Var.
4Q25	292,620	(3.5)%	2025	1,130,938	(0.2)%
4Q24	303,146		2024	1,132,734	

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Corporate Governance Equity Composition and Ownership Structure Equity and Shares Our equity is composed of 101 , 017 , 081 , 114 fully paid - in shares of common stock, without nominal (par) value . These shares are traded on the Santiago and Electronic Stock Exchanges in Chile under the ticker symbol “CHILE” . Also, since January 2 , 2002 Banco de Chile’s shares are traded on the New York Stock Exchange under the American Depositary Receipts (ADR) program in the form of American Depositary Shares (ADS) under the ticker symbol “BCH” . Each of our ADS represents 200 shares of common stock without par value . JPMorgan Chase Bank is the depositary of our ADS . As of December 31, 2025 Ownership Structure Our main shareholder is the LQIF group, which directly and indirectly owns 51 . 15 % of our shares . LQIF is a joint a venture that is equally owned by Quiñenco S . A . ( 50% ) and Citigroup Inc . ( 50 % each other) . A strategic partnership agreement between Quiñenco and Citigroup gives control to Quiñenco over LQIF and the companies directly and indirectly controlled by LQIF . | 8

Corporate Governance Board of Directors, Committees and Managerial Structure Board of Directors Our Board of Directors (Board) is the main corporate governance body and its most important duties include establishing strategic guidelines ; approving policies, procedures and mechanisms designed to meet the objectives of the corporate governance system ; and appointing a Chief Executive Officer . The Board is composed of eleven directors and two alternate directors, in accordance with our bylaws . The board is voted every three years . In March 2023 , the most recent election date, our shareholders elected new directors, of which eleven were proposed by LQIF (nine directors and two alternate directors) and other two members were proposed by shareholders other than LQIF, including an independent director . Currently, our Board is composed of three women and ten men . Our Board meets twice a month, except in February, when it meets once . Extraordinary meetings may be convened by the Chairman or by request of one or more regular directors . In the extraordinary shareholders’ meeting held on November 10, 2025 our shareholders agreed certain modifcations to Banco de Chile’s bylaws, including the reduction of the number of regular Directors from eleven to nine members while maintaining the current number of two alternate Directors. The new Board of Directors composed of nine members shall be elected in the next ordinary shareholders’ meeting to be held in March 2026. For more information, see the material fact at: https://assets.bancochile.cl/uploads/000/088/682/c0eb38fb - 19e3 - 42ad - aa97 - dbdd4759e6c4/original/6K_10_11_2025_Extraordinary_Shareholders_Meeting.pdf Board Committees Our Board delegates certain functions and activities to our committees to control, evaluate and report to the board of directors regarding specific matters which may affect our businesses. | 9

Corporate Governance Managerial Structure We organize our operations through a comprehensive organizational structure that is composed of business, control and support divisions . Furthermore, our subsidiaries also have independent management principles and structures that allow them to satisfy the challenges faced in the industries in which they participate . As of December 31, 2025 | 10

Business Strategy Corporate Statements and Commitments Purpose Mission To contribute to the development of the country, people and companies. We are a leading, globally - connected financial corporation with a prestigious business tradition. We provide financial services of excellence to each customer segment, offering creative, agile and effective solutions; thus ensuring value creation for our shareholders, our employees and the community at large. Vision Corporate Values In everything we do, we constantly strive to be the best bank for our customers, the best place to work, and the best investment for our shareholders. We do so in a way that demonstrates our commitment to the people in our organization and the community in general. | 11

Business Strategy Commitments Our Customers We pursue to be the bank with the best service quality, offering innovative, simple and secure products and services designed to meet the needs and aspirations of each segment, with timely, agile and proactive service in order to build trusted and long - term relationships . To achieve this we strive to continuously develop always - available service channels that allow fluid and timely communication, while counting on employees devoted to customer service that also have digital knowledge . Our Staff We are certain that our team is a distinctive asset and a solid competitive advantage in the industry . This is based on their commitment, dedication and excellence . For this reason, we offer development and growth opportunities based on merit, providing competitive compensation and economic and welfare benefits . At the same time, we seek to promote a respectful, friendly and collaborative work environment in a place that has suitable technological tools and infrastructure . We build a homogeneous and distinctive culture, based on corporate commitments and values through the involvement in social activities, in order to become a Corporation distinguished as the best place to work and the best team in Chilean banking industry . Our Shareholders We honor our shareholders' confidence by maximizing the company's value, with responsibility, prudence and a long - term business vision . We deploy our business strategy based on appropriate risk management and a culture of operational excellence that allows us to project the sustainable leadership of the corporation . Our Community We are convinced that our success is linked to the sustainable development of our country and the community . That is why in our daily actions we reflect our commitment to community by supporting diverse initiatives to overcome adversity, through the development of internal policies and being present in emblematic solidarity crusades . We are committed to respecting diversity and inclusion, entrepreneurship, environmental care and equality and governance dimensions . | 12

Business Strategy



Stakeholder Engagement

Banco de Chile keeps several communication channels open with our stakeholders in order to gather information to answer questions and manage concerns regarding different issues. We also actively participate in social media and count on specific channels dedicated to managing inquiries and requirements.

Stakeholders		Engagement Objectives	Mechanisms and/or Channels of Communication	Frequency
Customers	They are the reason for our existence and the center of all our decisions.	• Offer excellent service characterized by integrity, personalization, agility and proactivity in order to build long-term, trust-based relationships. • Use permanently available service channels to keep customers informed in a timely and appropriate manner. • Provide differentiated financial solutions featuring quality, innovative products and services for each customer segment.	• www.bancochile.cl • Branches and ATMs • Telephone banking service 600 637 37 37 • Mobile applications • Newsletter: Sustainability mass email • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards | @ayudaBancoChile • Facebook: bancodechile | bancoedwards	Ongoing Monthly Ongoing
Shareholders	They share our purpose, trust in our project, and contribute financial resources for our operation.	• Be the best investment option, maintaining a leading position by value of shares traded. • Promote operational efficiency and productivity in order to encourage prudent risk management based on integrity and transparency.	• Shareholders' meeting • Annual Report & Form 20-F • Financial reporting • Investor Relations: ir@bancochile.cl • Webcasts • Website	Annual Quarterly Monthly Ongoing
Employees	They represent a distinctive asset for us, whose commitment, dedication, and excellence allow us to honor our purpose every day.	• Offer merit-based development opportunities with competitive compensation and economic benefits. • Promote a respectful, polite work environment in a location equipped with the appropriate technology and infrastructure.	• Intranet / Emails / SOY_DELCHILE Teams Group • Competency Assessment • Counseling Program (Programa Orienta) • My Health Program (Programa Mi Salud) • "Más Conectados" Platform • Quality of Life Program / Active Chile Program • Point Bank / Team meetings • Contact: comitedeetica@bancochile.cl apoyolaboral@bancochile.cl centroatencionpersonas@bancochile.cl	Ongoing
Community	We are convinced that our success is linked to the sustainable development of the country and the community.	• Promote financial education. • Strengthen and enhance inclusion and respect for diversity for a more equitable society with greater opportunities. • Manage the business in an environmentally respectful manner. • Address press requirements. • Support SMEs and entrepreneurs in developing their businesses.	• Contact: sostenibilidad@bancochile.cl • www.bancochile.cl • prensa@bancochile.cl • www.bancochile.cl/saladeprensa • https://cl.linkedin.com/company/banco-de-chile • Twitter and Instagram:@bancodechile | @bancoedwards @ayudaBancoChile • Facebook: bancodechile | bancoedwards • Tik Tok: @fanaticosdelchile	Ongoing
Suppliers	They enable us to carry out our operations and are part of our value chain.	• Build long-term collaborative supplier relationships based on transparency, competition, efficiency, respect and objectivity. • Streamline and increase the effectiveness of processes for supplying goods and services. • Ensure that services are hired, and goods are acquired under market conditions.	• proveedores2@bancochile.cl • denunciasley20393@bancochile.cl • ARIBA platform.	Ongoing

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Business Strategy Competitive Landscape, Business Trends and Regulation Chilean Financial Industry The financial system in Chile consists of several industries, including Banking, Pension Funds, Insurance and Mutual Funds, with the Banking sector being the most relevant, with total loans representing approximately 75 % of the Chilean GDP as of December 31 , 2025 . The Chilean banking industry, in turn, consists of 17 banks, 16 of which are private sector banks and one is an state - owned bank, namely, Banco Estado . Within the banking industry, we face significant and increasing competition in all market segments in which we operate . As a comprehensive commercial bank that offers a wide range of services to enterprises and individual customers, we deal with a variety of competitors, ranging from large private sector commercial banks to more specialized entities, such as “niche” banks . In addition, we face competition from other types of players, such as non - bank leasing, crowdfunding, factoring and automotive finance companies, fund managers and insurance companies within the savings product market, as well as insurance companies in the mortgage credit market . The Chilean banking industry has experienced increased levels of competition in recent years from domestic as well as foreign banks . It is worth mentioning that the progressive increase in competition has occurred in combination with the consolidation of the industry through mergers and acquisitions, which have resulted in more comprehensive banking players that participate in all market segments . In this context, in recent years other non - traditional providers of financial services have emerged, such as e - commerce, local and foreign fintech companies, Telecom companies, like internet and mobile phone providers, and more recently some marketplaces that offer financing, directly to their customers or providers, which has resulted in the disintermediation of traditional banking service providers that have become increasingly challenged . In the retail market, we compete with other private sector Chilean banks, as well as with Banco del Estado . Among private sector banks, we believe our strongest competitors in this market are Banco Santander - Chile, Scotiabank Chile and BCI, which have developed diversified business strategies focused on both small and medium sized companies and middle - income segments of the Chilean population . In the wholesale market, our strongest competitors are Banco Santander - Chile, BCI, Itaú and Scotiabank Chile . Likewise, our most relevant competitors in the high - income segment are Banco Santander Chile and Banco Bice, which use specialized business models that provide wealth management services and traditional banking services, just like us . Additionally, our subsidiaries compete with companies that offer non - banking specialized financial services in the higher - income individuals segment and the middle market and corporate segment such as Larrain Vial, BTG Pactual, Moneda Patria Investments and Credicorp Capital, whose core businesses are securities brokerage, financial advisory and wealth management services . Other Chilean commercial entities also compete in these markets of specialized financial services, but they are less focused on such businesses . In the acquiring business, in which Banco de Chile started its own venture through the Banchile Pagos subsidiary, the main competitors are Transbank, Getnet and Mercado Pago . Key Trends in the Banking Business Banco de Chile’s strategy is continuously adapting to the evolution of the business environment . Below are the main elements and trends that currently characterize the business environment : Global Environment: Normalization of both inflation and interest rates. Climate change. Armed conflicts and geopolitical reordering. Disruption in international affairs and increased tensions in the world order. | 14

Business Strategy Local Environment: | 15 Economic slowdown and subdued private investment. Increased criminality. New political cycle and expectations of economic boost. Political fragmentation. Strengthening of consumer rights (data security). Banking Industry: New technological capabilities (AI, Cloud, Cyber). Regulatory pressure and progressive capital requirements. Increased competition and widened competitive perimeter (Open Banking, Fintechs). Sustainability and climate change. Business model modernization, talent management, and IT strategies to adapt to the new environment. More demanding and less loyal customers, with increased preference for a simple, customized, integrating and frictionless experience . Optimization of the physical service network and consolidation of digital channels as the main way for interaction with customers . Pressure on cybersecurity and data protection risks linked to the increase in digitalization. Cost base optimization to mitigate increased competition and regulation. Regulatory Environment Financial Market Commission (CMF): The CMF is responsible for regulating, supervising and sanctioning the operations, stability and development of the Chilean financial market (made up of listed companies, banks and financial institutions, insurance companies, insurance brokers, mutual funds and investment funds), promoting the participation of market agents and ensuring public confidence . To achieve this objective, the CMF must have a global and systemic vision, which allows the interests of investors and insured agents to be safeguarded . Regarding the specific powers of the CMF related to banking regulation, this entity authorizes the creation of new banks and has broad powers to interpret and enforce legal and regulatory requirements applicable to banks and financial institutions . Furthermore, in cases of noncompliance with its legal and regulatory requirements, the CMF has the ability to impose sanctions . In extreme cases, it can appoint, with the prior approval of the board of directors of the Central Bank, a provisional administrator to manage banks . It also has the mandate to approve any amendment to banks’ bylaws . A bank’s financial statements as of December 31 of each year must be audited and submitted to the CMF together with the report of its independent auditors . Also, banks are required by the CMF to include in mid - year financial statements (as of June 30 of every fiscal year) an auditor’s interim review report on financial information in accordance with Chilean GAAP . In addition, banks are required to provide extensive information regarding their operations at various periodic intervals to the CMF by means of specialized reports associated with business - related risk, capital, products, debtors, transactions, distribution channels, among others . The Central Bank : The Central Bank is an autonomous legal entity created under the framework of the Chilean Constitution . It is subject to its Ley Orgánica Constitucional (the “Organic Constitutional Law”) and the current Chilean Constitution . The Central Bank is directed and administered by a board of directors composed of five members appointed by the President of Chile, subject to Senate approval . The legal purpose of the Central Bank is to maintain the stability of the Chilean peso, that is, to keep inflation low and stable over time . It must also promote the stability and efficiency of the financial system, ensuring the normal functioning of internal and external payments . The agency regulates the amount of money and credit in circulation, executes international exchange operations and issues monetary, credit, financial and international exchange regulations . Securities and Exchange Commission (SEC) : Since Banco de Chile has been listed on the New York Stock Exchange since January 1 , 2002 , we are subject to regulation and supervision of the Securities and Exchange Commission . We are required to file with SEC the form 20 F, including audited financial statements, as of December of each year in accordance with IFRS as issued by the International Accounting Standards Board .

Business Strategy Strategy of Banco de Chile At a Glance Competitive Strengths and Resources Financial Sustained leadership in profitability Robust capital base and demand deposits Strong credit and ESG risk ratings Human and Cultural Talent attraction and development capacity A collaborative work culture Risk management leadership Organizational Brand value Strong corporate governance Leader in digital banking Global presence through the strategic alliance with Citigroup Social Outstanding corporate reputation Broad customer base Strong supplier relationship Continued relationship with investors Recognized promoter of inclusion and entrepreneurship Strategic Pillars Commitment to Sustainability and the Country Efficiency and Productivity Customer at the Center of our Decisions Long - term Objectives Corporate Reputation (2) Top 3 Return on Average Capital and Reserves (1) Top 1 Efficiency Ratio ≤ 40% Business (1) Commercial Loans Consumer Loans Demand Deposits Top 1 Net Promoter Score ≥ 73% (1) Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on Merco Ranking. | 16

Business Strategy Business Segments Description In line with our strategic pillar “Customer at the Center of our Decisions”, we pursue to offer the best value proposition in the banking industry by delivering excellent service quality, along with timely and effective solutions. Because of the wide diversity of customers, ranging from individuals to private banking customers and from micro - entrepreneurs to corporations, we organize our operations and value propositions into four business segments : As of December 31, 2025 | 17

Business Strategy Retail Banking Segment This business unit provides universal financial solutions to students, employed workers, self – employed workers, retired people, individuals with medium to high incomes, as well as to and micro, small and medium - sized companies with annual sales of up to UF 70 , 000 . The value propositions are characterized by their differentiation, recognizing customers  preferences in their way of interacting with the bank, whether on - site or remotely, according to their needs for the simplest to the most sophisticated products and services . The financial products and services offered by this segment include current accounts, debit cards, credit cards, lines of credit, mortgage loans, consumer loans, commercial loans, general purpose mortgage loans, finance leases, factoring services, mutual fund management and stock brokerage, foreign trade, payments and collections, insurance brokerage including life and general insurance, acquiring and payment processing services, time deposits, savings instruments and foreign currency services, through a network of branches operating under the names of “Banco de Chile” and “Banco Edwards ” . Wholesale Banking Segment The Wholesale Banking unit provides products and services to companies with annual sales that exceed UF 70 , 000 , which include a large proportion of Chilean listed and unlisted companies, subsidiaries of multinational companies and conglomerates operating in Chile, in the financial, commercial, manufacturing, industrial, infrastructure, real estate and construction sectors, as well as projects, concessions, family offices and large companies . This unit provides a wide range of products that include short and long - term commercial loans, working capital loans, lines of credit, corporate credit cards, foreign trade and foreign currency brokerage, factoring services, leases and long - term syndicated loans . Investment banking services are provided by the subsidiary Banchile Asesoría Financiera S . A . , such as transaction structuring services for mergers and acquisitions and assistance with debt restructuring . It provides cash management services, which include paying payroll, suppliers, pensions and dividends, collection services, connections to international funds transfer networks, current accounts and deposits, fund management, treasury and investment management, derivative contracts, insurance brokerage, acquiring and payment processing services, and other tailored services according to customers’ needs . | 18

Business Strategy Treasury Segment Our Treasury segment manages a wide range of financial services available to our customers, including currency intermediation, forward contracts, interest rate swaps, transactions under repurchase agreements and investment products based on bonds and deposits . Our Treasury manages currency, interest rate and term mismatches, ensures that our liquidity is sufficient, manages the investment portfolio and brokers fixed - income, foreign exchange and derivative instruments . It also manages mismatches with the aim of securing a suitable financing structure and diversifying its sources of financing . The Treasury segment is also responsible for : (i) the issuance of short - and long - term senior bonds, as well as long - term subordinated bonds, in Chile or abroad, (ii) monitoring compliance with regulatory deposit limits, technical reserves and maturity and rate exchange rates/mismatches, (iii) monitoring our adherence to the security margins defined by regulatory limits, and risk limits for interest rate, currency and investment gaps . This segment continually monitors the Bank’s cost of funding by benchmarking with the rest of the local financial system and financing alternatives in Chile or abroad . Subsidiaries We have made several strategic long - term investments in financial services companies that are engaged in activities that complement our commercial banking activities. In making these investments our goal has been to develop a comprehensive financial group capable of meeting the diverse financial needs of our current and potential customers by offering traditional banking products and specialized financial services through our different subsidiaries. Our subsidiaries operate under Banchile brand name. Through them we offer the following financial services to Banco de Chile’s customers and non - customers : Securities Brokerage and FX trading Mutual Funds and Investment Funds Management Insurance Brokerage Financial Advisory and Investment Banking Acquiring and Processing Services for credit/debit cards | 19

Business Strategy Snapshot on Strategic Advances Strategic Pillar Key Performance Indicator As of December Mid - Term 2025 Targets ≥ 73.0% 77.2% Net Promoter Score Customer at the Center of our Decisions Top 1 Top 1 Demand Deposits Market Share in Business (1) 3 Top 1 Top 2 Commercial Loans Top 1 Top 2 Consumer Loans ≤ 40.0% 37.4% Cost - to - Income Ratio Efficiency and Productivity Top 1 Top 2 Return on Average Capital and Reserves (1) Sustainability and Commitment to Chile Top 3 Top 4 Corporate Reputation (2) (1) Based on market shares as of November 30, 2025 (latest available information). Among relevant peers. Demand deposits denominated in local currency. Excluding operations of subsidiaries abroad for market share. (2) Based on 2025 Merco Ranking. | 20

Business Strategy Main Strategic Achievements and Highlights of the Period We have deployed diverse commercial and digital initiatives that pursue to boost business growth, including microcredit and credit cards offerings for FAN customers, new credit simulators for individuals and companies, expansion of pre - approved offerings for credit card and credit lines products, and new current accounts for companies in Yen, GBP, among other currencies. Launch of our new subsidiary Banchile Pagos that offers payment solutions to commerce while widening value offerings to customers through a simple and intuitive experience. Consolidation of our leadership in local - currency demand deposits held by individuals and companies among privately - owned banks, which enabled us to achieve a 20.3% market share in average balances. Strengthening of our customer base through diverse initiatives, with special focus on digital onboarding . We achieved a 7.4% increase in current account holders in Retail Banking and 17.7% growth in FAN account customers that reached over two million in 2025. Active participation in state - guaranteed programs and s ubsidies aimed at boosting business activity in the real estate and construction sectors for both companies and individuals. Strengthening of the digital offering and experience by enhancing customer engagement, value proposition, functionalities in remote channels, and client acquisition. For individual clients, we enabled the onboarding of the new Digital Checking Account Kit and 100% online cards . For FAN Emprende customers, the Entrepreneur Checking Account Plan was launched with 100% digital onboarding . Likewise, we simplified authentication for customers travelling abroad and companies with high volume of transactions.. Expansion of A I - powered virtual assistants to serve customers and support commercial, IT and internal audit teams and the general staff to solve diverse inquiries, which enabled us to improve experience and productivity. Release of the API Store site for the development of APIs (Application Programming Interfaces), focused on technological integration with corporate segment clients. Strategic agreement with Microsoft to integrate AI and cutting - edge technology to deliver a better service quality to customers by creating innovative experiences. 1 st Private company to reach this kind of agreement. Value capture through efficiency and cost savings by means of initiatives for centralizing subsidiary functions, optimizing organizational structures, reducing infrastructure expenses and redesigning the service model. | 21

Business Strategy

Integration of the loan collection function through the **merge of Socofin into the Bank**, which pursues to improve both operational efficiency and customer experience.

Sustained progress in the technological transformation process of Banchile Administradora General de Fondos and Banchile Corredora de Bolsa by maintaining the market-leading position of these subsidiaries in their respective industries through a renewed digital offering for customers.

Consolidation of a cybersecurity culture by homologating processes, platforms and governance across Banco de Chile and subsidiaries, which enable us to have a solid and sustainable basis to deal with emerging risks.

For the third year in a row, we ranked **1st in Service Quality in the Large Financial Institutions Sector**, according to the study conducted by PXI-Praxis Ranking.

For the third year in a row we were recognized at the 2025 PROCALIDAD National Customer Satisfaction Awards by attaining the **first place in the Large Financial Institutions sector and the only bank to receive the highest distinction, "Best of the Best," in the contractual category**.

Successful launch of "Project 4270", an initiative that makes available on the public portal images captured by a drone that travelled the 4,270 kilometers of Chile from North to South. This initiative strengthened **brand positioning and corporate image** while complementing the Corporation's diverse activities of commitment to the country.

Placement of an ESG bond amounting to CHF 100 million under our MTN program, which is intended to finance **social projects**.

Diverse activities within the **sustainability and commitment to Chile framework, such as**: "Teleton 2025", "Education for Chile" conference, Fifth edition of "Women Who Inspire", Corporate Volunteering, the "Reading Boost" Program, "Challengers 2025", the "XXVI Chilean Open" and the "National Entrepreneurial Challenge Contest".

Several strategic **alignment and training activities that pursue to reinforce cultural attributes** and commitment to business-related challenges.

First place in the loccal financial industry in **Talent Attraction and Retention**, according to Merco Talento 2025.

Golden category certification by Mutual de Seguridad program for all of our Joint Health and Safety Committees, which reflects our commitment to excellence in risk prevention, continuous improvement and team participation in building safer and healthier work environments.

| 22

Business Strategy

Stakeholders Commitment Advances

Our Staff[1]

Workforce Breakdown


Male
48%
Female
52%

Female in Management Positions[3]


33%
32%
As of December 31, 2024
As of December 31, 2025

Career Development in 2025


Lateral Transfers
213
Promotions
794

Inclusion & Non-Discrimination

1.6%

Total employees with disabilities over total staff.

Our Customers

Total Active Customers (million)[2]


+6.1%
2.7
2.9
Dec-24
Dec-25

FAN Accounts[4]

2.4 million

+24.5% vs Dec2024

Current Accounts

1.6 million

+7.5% vs Dec2024

Credit and Debit Cards (million)


+2.7
1.8
1.8
Dec-24
Dec-25
Credit Card
+0.1%
4.1
4.1
Dec-24
Dec-25
Debit Card

(1) All staff metrics consider the Banco de Chile's workforce on an individual basis (excluding subsidiaries). Staff metrics consider the period ended December 31, 2025.
(2) Consider customers with financial activity in one of their products in the last six months.
(3) Share of women in all management positions, including junior, middle and top management positions.
(4) Consider FAN demand accounts (Cuenta FAN, FAN Clan, FAN Ahorro and FAN Emprende).

| 23

Economic & Business Environment Economic Outlook According to the latest available data from the Chilean Central Bank, GDP grew by 1 . 6 % in the 3 Q 25 when compared to the 3 Q 24 . This performance was primarily driven by a 5 . 8 % annual expansion in domestic demand, fostered by increased investment, particularly in machinery and equipment, which rose by 22 . 4 % on a yearly basis . By economic sector, commerce led growth in the 3 Q 25 by increasing 5 . 8% , supported by business services rising 4 . 2% , and restaurants and hotels that increased 4 . 1 % on an annual basis . Furthermore, agriculture expanded by 4 . 7 % and fishing surged 10 . 9% . Instead, the mining sector recorded a 6 . 5 % contraction, while energy, gas and water declined 4 . 4% , both partly offsetting advances in other sectors . Seasonally adjusted figures showed a 0 . 1 % sequential contraction in the 3 Q 25 , reflecting a normalization after the expansion seen in the previous quarters . GDP Growth (Annual growth per quarter, %) 4.0 2.6 3.3 1.6 1.7 4Q24 1Q25 2Q25 3Q25 4Q25(f) The latest available Economic Activity Monthly Index (IMACEC) for November 2025 showed that the Chilean economy grew 1 . 2 % year - on - year this month, with commerce rising 5 . 5 % and services growing 1 . 9% , all compared to November 2024 . Mining, instead, declined by 2 . 6 % on an annual basis . All in all, the non - mining IMACEC increased 1 . 7 % year - over - year . Regarding the labor market, the unemployment rate reached 8 . 4 % in November 2025 , compared to 8 . 2 % recorded a year earlier . This annual increase was driven by a faster growth in the labor force, which increased 1 . 5 % in comparison with the 1 . 2 % rise in employment . Unemployed individuals grew by 4 . 0 % over the same period, mainly due to an increase in the number of job losers, and to a lesser extent, by first - time job seekers . Positively, the unemployment rate has trended down since May 2025 , from 8 . 9 % in 2 Q 25 to 8 . 4 % in November 2025 . In November 2025 , both the participation rate and the employment rate reached 61 . 9 % and 56 . 7% , representing annual rises of ~ 30 and ~ 20 bp . , respectively, still below pre - pandemic levels . The inactive population remained broadly unchanged in annual terms . 12m CPI Change & 3m Average Unemployment (In Percentage) 4.5 4.9 4.1 4.4 3.5 8.1 8.7 8.9 8.6 8.4 Dec - 24 Dec - 25(f) Mar - 25 Jun - 25 Sep - 25 CPI Unemployment On the inflation front, the headline CPI remains slightly above the Central Bank’s target range . In December 2025 , CPI recorded a twelve - month increase of 3 . 5% (from 4 . 4 % registered in September 2025 ) . This result reflects a steady decrease in inflation throughout the year from the 4 . 9% 12 - month rate recorded in January 2025 , which was primarily driven by increases in volatile prices, such as energy . | 24

Economic & Business Environment Positively, core inflation, which excludes volatile items, declined from 3 . 9 % in September 2025 to 3 . 3 % in December 2025 . Regarding interest rates, the Chilean Central Bank lowered the policy rate by 25 bp . in the Monetary Policy meeting held in December 2025 , to 4 . 50% , in line with market expectations . Central Bank’s statement indicated that future decisions regarding the monetary policy interest rate will depend on the evolution of the macroeconomic scenario and its impact on the convergence of inflation towards the target range . Expectations for 2026 For 2026 , we expect economic growth to reach ~ 2 . 4% . Even though this expansion is broadly in line with the performance observed over the past two years, it is important to highlight a change in the composition . In particular, exports are likely to decelerate, mainly as a result of weaker global economic momentum and the lagged effects of trade policies implemented last year . The softer external contribution is expected to be offset by stronger domestic demand dynamics, especially in the investment component, as already reflected by several leading indicators, including the increase in machinery and equipment imports, along with the rise in new investment projects reported by the Capital Goods Corporation, largely concentrated in the mining and energy sectors . In terms of consumption, we expect it to maintain a similar trend to that observed in 2025 , with potential upside if the labor market shows signs of recovery . Regarding prices, we expect the inflation rate to end this year at 3% . Under our baseline scenario, year - end inflation would reach the Central Bank target on the grounds of less volatile energy prices – unlike 2024 / 2025 – and slight Chilean peso appreciation against the U . S . dollar . Accordingly, the Central Bank is expected to continue the gradual reduction of the monetary policy interest rate towards 4 . 25 % by December 2026 . Notwithstanding the above, there are some sources of uncertainty to take into consideration . From the global economy, it is essential to monitor the evolution of trade tensions, as Chile is a highly integrated into the rest of the world . On the domestic front, it is important to wait for the next steps of the newly elected president, José Antonio Kast, who will take office on March 11 th . 2026(f) Chilean Economy (1) ~2.4% GDP Growth ~3.0% CPI Variation (EoP) ~4.25% Monetary Policy Interest Rate (EoP) (1) Based on Banco de Chile’s own estimates and forecasts provided by the Chilean Central Bank in the last Monetary Policy Report as of December 2025. | 25

Economic & Business Environment Banking Industry Performance and Projections According to data released by the CMF, the total loans of the Chilean banking industry reached Ch $ 247 , 629 , 446 million as of November 30 , 2025 (latest available information), excluding operations of foreign subsidiaries . This figure represents a nominal annual growth of 3 . 5 % when contrasted to November 2024 and a real annual decline of 0 . 2 % when adjusting for 12 - month inflation (measured as UF variation) . This real annual contraction in total loans was primarily driven by commercial loans, which grew below inflation on an annual basis in November 2025 , after showing some signs of recovery in the 3 Q 25 . Instead, consumer and residential mortgage loans recorded real annual expansions of 2 . 6 % and 1 . 6 % respectively over the same period . Consumer loans continued to display a steady resurgence throughout 2025 while residential mortgage loans have exhibited a stable real growth rate during the year, aligned with dynamics of the local housing market and, more recently, some public stimulus measures to reactivate the real estate and construction industries . Loan Growth (1) (12m % change, in real terms) - 1.1% - 1.4% - 2.8% - 2.1% - 0.2% - 4.8% Nov - 24 Mar - 25 Jun - 25 - 2.3% 1.1% 0.6% - 2.0% 1.7% 1.3% 0.2% 1.2% 1.4% - 0.6% 2.4% 1.5% 2.6% 1.6% Sep - 25 Nov - 25 Commercial Loans Consumer Loans Total Loans Residential Mortgage Loans (1) Figures do not include operations of subsidiaries abroad. As noted above, commercial loans posted a real annual decline of 2 . 0% ( 1 . 6 % growth in nominal terms) in November 2025 when compared to November 2024 . This performance contrasts with the 3 Q 25 , when commercial loans recorded a real annual growth of 0 . 6% , providing some hope of reactivation . This decline is primarily explained by persistently weak demand for loans from corporations, regardless of the seemingly strong rebound in private investment that coupled with the effect of lower exchange rate . As reported by the Central Bank in December 2025 , the recent boost in gross fixed - capital formation has mainly been driven by mining and energy projects, meaning the rest of the economy is just showing some signs of growth on this matter . Accordingly, despite lower interest rates, companies have remained cautious, prioritizing liquidity and delaying capital expenditures amid political uncertainty and moderate growth expectations, as demonstrated by some key sectors, such as construction and manufacturing, that continued to show subdued activity, though displaying some early signs of enhanced demand for loans . On the positive side, consumer loans grew 2 . 6 % in real terms ( 6 . 4 % nominal growth) as of November 30 , 2025 when compared to a year earlier . This performance reinforces a steady upward trend in loan growth, as highlighted in our previous report . This trajectory is consistent with leading household consumption indicators that continued to perform positively, particularly in the consumption of durable goods, as pointed out by the Central Bank . On the other hand, the consumption of non - durable goods continued to increase yet displaying a moderate slowdown in recent months . These trends are in line with the 4 Q 25 Credit Survey conducted by Central Bank, which reports no significant changes in credit supply, whereas demand for consumer loans continues to show a gradual recovery . Regarding residential mortgage loans, we witnessed a 1 . 6 % real annual increase ( 5 . 3 % in nominal terms) as of November 2025 . This expansion is in line with the performance observed across the year, which turns this lending family into the only one that has remained in positive territory . The key drivers behind this behaviour include the gradual decline in mortgage interest rates over the last quarters, together with the recent launch of a state - guaranteed loan program that pursues to reactivate the real estate and construction sectors by assisting the middle - | 26

Economic & Business Environment income families to purchase homes . However, demand for housing remains constrained when compared to a decade ago due to several factors, such as higher prices relative to people’s disposable income, stricter credit - granting standards set by some banks, and the impact of pension fund withdrawals as long - term source of funding, all of which shortened average terms of residential mortgage loans . In terms of funding sources, Time Deposits managed by the industry totaled Ch $ 114 , 323 , 986 million as of November 30 , 2025 (excluding foreign subsidiaries), reflecting a nominal annual increase of 1 . 5% , but a real contraction of 2 . 1 % in the same period . As noted in our previous reports, this slowdown is aligned with expectations, as time deposits have become less attractive to depositors due to the decline in the monetary policy interest rate . In addition, Demand Deposits reached Ch $ 69 , 041 , 338 million as of November 30 , 2025 (excluding foreign subsidiaries), which represents a nominal annual growth of 3 . 4% ( 50 . 3 % in real terms) when compared to a year earlier . Consequently, the industry’s reciprocity ratio −demand deposits to total loans− stood at 27 . 9 % in November 2025 , which continues to be above the ~ 25 . 0 % level observed prior to 2020 . Regarding Debt Issued (including regulatory capital instruments), the industry reported outstanding debt of Ch $ 72 , 480 , 686 million, which represents a nominal annual decrease of 0 . 7% ( 4 . 2 % in real terms) when compared to November 2024 . Regarding net income, the local banking industry recorded a bottom line of Ch $ 4 , 985 , 656 million, which denotes a 7 . 2 % annual increase when contrasted to the same period in 2024 (considering a proforma basis to recognize the merger between Banco BICE and Banco Security) . This performance was mainly driven by : (i) higher operating revenues by Ch $ 624 , 866 million or 4 . 0% , mainly supported by growth in net fee income and treasury activities, and (ii) lower income tax by Ch $ 253 , 435 million or 16 . 3 % on an annual basis, largely explained by deferred tax adjustments . These positive factors were partially offset by : (i) an increase of Ch $ 421 , 456 million or 6 . 0 % in operating expenses, based on higher personnel and administrative expenses, which was partly mitigated by lower operational losses related to external fraud following regulatory changes implemented in June 2024 , and (ii) an annual rise of Ch $ 120 , 132 million or 4 . 6 % in expected credit losses . It is important to note that since November 2025 the operations of former Banco Security and Banco BICE merged into the latter one, from which year - to - date net income of Banco Security was capitalized as part of BICE’s equity accounts . Expectations for 2026 Our baseline scenario for the industry in 2026 considers that loan growth will remain below GDP multipliers seen before 2020 , as the local economy is expected to continue growing in line with its long - term potential . However, we anticipate that capital expenditure by companies should gain some momentum, though still having room for faster growth . As a result, we expect commercial loans to return to positive real annual growth rates in 2026 by expanding ~ 4 . 0 % in nominal terms by December 2026 on an annual basis, which would be steered by a rebound in both corporate and SME lending on the grounds of an improved business sentiment . In personal banking, we believe consumer loans and residential mortgage loans would increase in the range of 4 . 5 % to 5 . 0 % in nominal terms, based on a moderate expansion expected in household consumption and the inertia shown by residential mortgage loans in the current financial scenario . All in all, we expect total loans to grow ~ 4 . 5 % in nominal terms by December 2026 , which represents a GDP multiplier of ~ 0 . 6 x in real terms . From the funding perspective, we foresee Demand Deposits growing in line with total loans, which means the reciprocity ratio over total loans would remain in the range of 28 % to 30 % as we have seen in recent periods . This is in line with the prevailing scenario of short - term interest rates, which have almost reached neutral levels already . In this regard, we anticipate the reference rate would only be cut once in 2026 , going from 4 . 50 % in December 2025 to 4 . 25 % in December 2026 . On the other hand, the evolution of Time Deposits and Debt Issued will depend on banks’ funding needs and the management of liquidity and interest rate risk in the banking book in the context of requirements set by the CMF as part of the Basel III framework . In terms of results, we believe that in the current interest rate scenario marked by still modest term spreads in the local yield curve, together with normalized inflation of 3 . 0% , industry’s NIM be in the range of 3 . 5 % to 3 . 7% . In terms of credit risk, notwithstanding the recent performance of the industry in terms of NPL, we believe there is room for improvement to the extent economic activity gains more dynamism . Accordingly, we expect the industry’s NPL ratio to range from 2 . 2 % to 2 . 3% , from which the credit loss expense ratio would float in the range of 1 . 2 % to 1 . 3% (excluding additional provisions) during 2026 . FY2026 Banking Industry (1) ~4.5% Nominal Loan Growth 28% – 30% DDA / Total Loans 3.5% – 3.7% Net Interest Margin 1.2% – 1.3% CLE / Avg. Loans 2.2% – 2.3% Past - Due Loans (>90d) (1) Based on Banco de Chile’s own estimates. | 27

Economic & Business Environment

Market Share in Commercial Loans [1]
(As of November 2025)


17.4%
15.5%
13.8%
10.7%
10.5%
Itaú

Market Share in Consumer Loans [1]
(As of November 2025)


19.2%
18.1%
15.0%
10.6%
7.8%
Itaú

Market Share in Demand Deposits in Local Currency [1]
(As of November 2025)


20.3%
19.1%
14.4%
8.0%
5.0%
Itaú

Market Share in Assets Under Management [2]
(As of December 2025)


22.5%
18.2%
12.3%
10.3%
5.7%
BICE
Itaú

Market Share in Net Income [3]
(As of November 2025)


22.2%
19.6%
18.6%
7.7%
7.7%
Itaú

Return on Average Capital and Reserves
(As of November 2025)


23.5%
22.4%
14.6%
11.1%
10.4%
Itaú

Cost-to-Income Ratio
(As of November 2025)


36.0%
37.3%
39.6%
51.1%
54.9%
Itaú

90-day Past Due Loans
(As of November 2025)


1.5%
1.6%
2.3%
2.6%
2.8%
Itaú

Sources: CMF and Mutual Funds Association

(1) Private Banks and excluding operations of subsidiaries abroad.

(2) AUM stands for Asset Under Management and the chart includes banking and non-banking mutual funds subsidiaries. Considers AUM proforma for the Banco Bice and Banco Security merge.

(3) Considers total Net Income for the Industry with proforma for the Banco Bice and Banco Security merge.

| 28

Management Discussion & Analysis Income Statement Analysis 4Q25 and FY2025 (In Millions of Ch$) Net Income for the Period 4 Q 25 vs . 4 Q 24 During the 4 Q 25 , we recorded a net income for the period (“net income”, hereafter) of Ch $ 265 , 537 million, which represents an annual decrease of Ch $ 32 , 529 million or 10 . 9 % when compared to the 4 Q 24 . Quarterly Net Income for the Period (In millions of Ch$) 298,066 26,725 (56,297) (12,546) (937) 10,526 265,537 4Q24 4Q25 Income Tax Non - Customer Income Customer Income Credit Loss Expense Operating Expenses - 10.9% The annual decline in net income was mainly fostered by: ⭬ An annual decrease of Ch $ 56 , 297 million or 32 . 6 % in non - customer income in the 4 Q 25 when compared to the 4 Q 24 , which in turn was mostly explained by the effect of lower inflation ( 1 . 3 % in the 4 Q 24 versus 0 . 6 % in the 4 Q 25 , measured as UF variation) on the contribution of our net asset inflation - indexed exposure . ⭬ A yearly increase of Ch $ 12 , 546 million or 12 . 1 % in credit loss expenses, primarily due to a net deterioration in asset quality concentrated in the Retail Banking Segment . ⭬ A yearly increase of Ch $ 937 million in income tax, mainly explained by the effect of lower inflation in the 4 Q 25 versus 4 Q 24 , which is tax deductible under the Chilean tax legislation . These factors were to some extent counterbalanced by : ⭬ An annual rise of Ch $ 26 , 725 million or 4 . 4 % in customer income in the 4 Q 25 versus the 4 Q 24 , which was underpinned by both increased net fee and commission income, which in turn was boosted by transactional services, and by a steadily improving income from loans on the grounds of higher lending spreads . ⭬ Operating expenses that decreased Ch $ 10 , 526 million or 3 . 5 % on an annual basis, due to lower personnel expenses, mainly caused by a comparison base effect given higher severance payments in the 4 Q 24 . FY 2025 vs . FY 2024 For the year ended December 31 , 2025 our net income amounted to Ch $ 1 , 192 , 262 million, which is Ch $ 15 , 130 million or 1 . 3 % below the figure recorded during 2024 . Annual Net Income for the Period (In millions of Ch$) 1,207,392 100,602 (124,844) 9,832 1,796 (2,516) 1,192,262 Dec - 24 Dec - 25 The annual change in net income was primarily explained by : ⭬ An annual decrease of Ch $ 124 , 844 million or 19 . 4 % in non - customer income during the year ended December 31 , 2025 when compared to 2024 . The lower non - customer income was mostly influenced by both an annual decrease in revenues from Non - Customer Income Income Tax Customer Income Credit Loss Expense Operating Expenses - 1.3% | 29

Management Discussion & Analysis Asset & Liability Management (“ALM”, hereafter), due to the maturity of the FCIC in July 2024 that resulted in a higher comparison base, and lower contribution from our inflation - indexed position given a decrease in inflation from 4 . 4 % in 2024 to 3 . 4 % in 2025 measured as UF variation . ⭬ An annual rise of Ch $ 2 , 516 million or 0 . 8 % in income tax, mainly due to the effect of lower inflation on equity accounts (which is tax deductible) in 2025 when compared to 2024 . These factors were to some degree offset by : ⭬ An annual increase of Ch $ 100 , 602 million or 4 . 2 % in customer income, owing both to higher income from loans, associated with greater average loans and higher lending spreads, and higher net fee and commission income driven by Transactional Services and Mutual Funds management . These results were partly offset by the impact of lower interest rates on both the contribution from demand deposits to our funding cost and margins on time deposits . ⭬ Lower credit loss expense by Ch $ 9 , 832 million or 2 . 5 % in 2025 when compared to the prior year, related both to improved credit quality and lower exposures in some specific banking units in the Wholesale Banking Segment . ⭬ A decline of Ch $ 1 , 796 million or 0 . 2 % in operating expenses, driven by annual decreases in both personnel and other operating expenses, which enabled us to more than offset higher administrative expenses related to the start - up costs of our new subsidiary Banchile Pagos . Return on Average Capital & Reserves (ROAC) In the 4 Q 25 , we achieved a ROAC of 20 . 4% , which compares to the 23 . 8 % reached in the 4 Q 24 . As of December 31 , 2025 our ROAC amounted to 21 . 9% , which is below the 23 . 1 % recorded a year ago . Return on Average Capital & Reserves (1)(2) (Annualized) 23.8% 23.1% 20.4% 21.9% 15.4% 14.0% 15.8% 15.6% 4Q24 4Q25 Dec - 25 Dec - 24 Industry ROAC (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends. (2) Industry  s ratios for the 4Q25 consider the three - month period ended November 30, 2025 while year - to - date ratios consider information as of November 30, 2025. All in all, we continued to outperform the industry in profitability by reaching positive gaps of 639 bp . and 630 bp . in ROAC for the 4 Q 25 and as of December 31 , 2025 , respectively . Projections Our baseline scenario for 2026 considers a return to a normalized profitability level . As we have mentioned in previous reports, the main market factors would end the FY 2026 at neutral levels after periods characterized by a misalignment from fundamentals . Accordingly, from the revenue perspective, we believe our NIM would be in the neighbourhood of ~ 4 . 5 % in 2026 . This level is rooted in an inflation rate that – measured as UF variation – would converge to ~ 3 . 0 % over the year, aligned with the midpoint of the Central Bank’s target range . Furthermore, the yield curves would just begin to steepen over the second half of the year to the extent economic activity gains momentum and the Central Bank cuts the monetary policy interest rate to 4 . 25% . In terms of credit risk, we are forecasting that our credit loss expense ratio would return to more normalized levels as well by ranging from 1 . 1 % to 1 . 2 % for the FY 2026 . Although we expect overall delinquency to improve during the year, the low comparison base and a more dynamic lending activity in both commercial and consumer loans would translate into increased risk expenses as a percentage of average loans . Regarding NPLs, our past - due ratio would decrease as long as economic activity retakes dynamism . As for operating expenses, we have revised our long - term corporate goal for the efficiency ratio from the former 42 % to 40% . It is worth noting that in recent years our cost - to - income ratio has been driven both by a strong performance in revenues and by a cost base that has increased below or in line with inflation thanks to strict cost control and efficiency gains . Since we expect more normalized revenue growth in 2026 , we believe that our cost - to - income ratio will be ~ 39 % by for the year ended December 31 , 2026 . Based on these drivers, in absence of non - recurrent factors, our baseline scenario considers a ROAC ranging from 19 % to 21 % for FY 2026 . FY2026 Banco de Chile ~7% Loan Growth (Nominal) ~4.5% Net Interest Margin (NIM) 1.1% - 1.2% Expected Credit Losses / Avg. Loans ~39% Efficiency Ratio 19% - 21% Return on Average Capital (ROAC) (1) (1) Net income for the period divided by average capital and reserves. Capital and reserves refers to total equity less net income for the period and provisions for minimum dividends | 30

Management Discussion & Analysis Operating Revenues Breakdown (In millions of Ch$) Quarter Change 4Q25/4Q24 % Ch$ Dec - 25 Dec - 24 % Ch$ 4Q25 4Q24 (4.2)% - 88,967 2,051,884 2,140,851 (10.0)% - 55,478 500,124 555,602 Net Interest Income (Interest and Inflation) +0.4% 1,144 276,331 275,187 +47.4% 23,793 74,000 50,207 Financial Results (1) (3.6)% - 87,823 2,328,215 2,416,038 (5.2)% - 31,685 574,124 605,809 Net Financial Income +11.4% 65,376 637,259 571,883 +13.7% 19,836 164,486 144,650 Net fee and commision income (6.4)% - 3,300 48,477 51,777 (53.4)% - 11,605 10,120 21,725 Other Operating Income (26.9)% - 4,595 12,457 17,052 (60.1)% - 5,992 3,976 9,968 Results from Investments in Other Companies (94.4)% 6,100 - 365 - 6,465 +3.2% - 126 - 4,126 - 4,000 Result from non - current assets and disposal groups held for sale not admissible as discontinued (0.8)% - 24,242 3,026,043 3,050,285 (3.8)% - 29,572 748,580 778,152 Total Operating Income bp. Dec - 25 Dec - 24 bp. 4Q25 4Q24 Key Ratios - 28 4.60% 4.88% - 72 4.44% 5.16% Net Interest Margin - 32 4.91% 5.23% - 71 4.75% 5.46% Net Financial Margin 12 1.62% 1.50% 17 1.68% 1.51% Net Fees to Average Loans Change Dec - 25/Dec - 24 In Millions of Ch$ Year - to - Date (1) Include results from financial assets held for trading measured at fair value in P&L, financial assets measured at fair value through other comprehensive income, financial liabilities measured at fair value, trading derivatives, hedge accounting derivatives and foreign exchange transactions. Net Financial Income 4Q25 vs. 4Q24 Net Financial Income Breakdown (In Millions of Ch$) 460,759 467,648 145,050 106,476 605,809 574,124 4Q24 4Q25 Non - Customer Financial Income Customer Financial Income | 31 Our net financial income totaled Ch $ 574 , 124 million during the 4 Q 25 , which represents an annual decline of Ch $ 31 , 685 million when compared to the 4 Q 24 . In line with previous quarters, non - customer net financial income explained most of this evolution by decreasing Ch $ 38 , 574 million on an annual basis, primarily due to the effect of lower inflation . This decline was partly counterbalanced by an annual increase of Ch $ 6 , 889 million in customer net financial income, which was mainly supported by further income from loans that continues to show signs of resilience . When analyzed by income stream, the annual decline in net financial income may be explained by : ⭬ An annual decrease of Ch $ 37 , 180 million in the contribution of our structural inflation - indexed net asset exposure (which hedges our equity from inflation) due to lower UF variation in the 4 Q 25 ( 0 . 6% ) when compared to the 4 Q 24 ( 1 . 3% ) . ⭬ Lower contribution from Demand Deposits (DDA, hereafter) to our funding cost by Ch $ 12 , 367 million in the 4 Q 25 when compared to the 4 Q 24 . This change was certainly driven by the downward trend recorded by local and foreign short - term interest rates over the last couple of years, following the easing monetary cycles deployed by the Chilean Central Bank and the U . S . Federal Reserve . This performance was partly offset by a 3 . 4 % annual increase in average DDA balances, predominantly influenced by DDA denominated in local currency that grew 5 . 0 % over the same period . ⭬ Income from the treasury business that decreased Ch $ 2 , 204 million in the 4 Q 25 when contrasted to the 4 Q 24 , which was consequence of mixed factors . First, income from ALM decreased Ch $ 5 , 396 million in the period, primarily driven by the effect of lower inflation on directional inflation - indexed positions held by our Treasury . This effect was almost totally offset by an annual increase of Ch $ 3 , 296 million in revenues from the Trading & Debt Securities desks, mainly due to a comparison base effect associated with the negative impact of unfavourable movements in local interest rates on the fair

Management Discussion & Analysis value of fixed - income securities in the 4Q24, which coupled with improved performance in trading derivatives in the 4Q25. These factors were to some degree offset by an annual rise of Ch $ 16 , 590 million or 6 . 6 % in income from loans in the 4 Q 25 when compared to the 4 Q 24 , driven by the annual pick up of 12 bp . in overall lending spreads and, to a lesser degree an annual growth of 1 . 9 % in average loan balances . When diving into every lending product, this performance may be broken down into : (i) an annual increase of Ch $ 7 , 947 million in income from consumer loans, based on an annual increase of 27 bp . in lending spreads together with a 3 . 4 % annual growth in average balances, (ii) an annual surge of Ch $ 4 , 432 million in income from commercial loans as a result of improved lending spreads, primarily due to the amortization of low - spread Fogape loans, which allowed us to deal with a 1 . 5 % annual decrease in average loan balances over the same period, primarily associated with Trade Finance loans managed by the Wholesale Banking segment, and (iii) an annual rise of Ch $ 4 , 211 million in income from residential mortgage loans largely due to a 6 . 4 % nominal increase in average balances . FY 2025 vs . FY 2024 The net financial income amounted to Ch $ 2 , 328 , 215 million for the year ended December 31 , 2025 , which represents an annual contraction of Ch $ 87 , 823 million or 3 . 6 % when compared to the year ended December 31 , 2024 . Non - customer net financial income explain most of this evolution by decreasing Ch $ 123 , 049 million or 21 . 1 % over the same period due to lower income from ALM, resulting from a comparison base effect given the positive effect of the FCIC in the 1 H 24 , and – to a lesser extent – lower inflation in 2025 when compared to 2024 . Conversely, the stronger performance of our commercial banking units, rooted in solid customer relationship, enabled us to record an annual increase of Ch $ 35 , 226 million or 1 . 9 % in customer financial income . In depth, the annual contraction recorded by net financial income in 2025 was mainly explained by : ⭬ Income from the treasury business that declined Ch $ 68 , 334 million in 2025 when compared to 2024 . This change was principally the result of an annual decrease of Ch $ 73 , 298 million in income from ALM, due to : (i) lower revenues from fixed - income securities due to the termination of the FCIC funding in July 2024 that benefited the funding cost for these positions ( 0 . 5 % in nominal terms), and (ii) an annual decline in the inflation rate from 4 . 4 % in 2024 to 3 . 4 % in 2025 (measured as UF variation), which negatively impacted the contribution from short - term net asset positions taken by our treasury . These effects were partly offset by : (i) further revenues from our Sales & Structuring unit amounting to Ch $ 3 , 749 million on an annual basis, owing to specific derivative transactions carried out by some corporate clients, and (ii) an annual increase of Ch $ 2 , 315 million in revenues from our Trading & Debt Securities desks, which benefited from the downward trend observed in both local and foreign interest rates throughout 2025 that resulted in mark - to - market gains on fixed - income securities, which was to some extent offset by lower gains from the trading derivative portfolio given the same trend in interest rates . Net Financial Income Breakdown (In Millions of Ch$) 582,713 459,665 1,868,550 1,833,325 2,416,038 2,328,215 Dec - 24 Dec - 25 Non - Customer Financial Income Customer Financial Income ⭬ An annual decrease of Ch $ 49 , 100 million or 11 . 5 % in the contribution from our structural inflation - indexed net asset exposure in the year ended December 31 , 2025 when compared to 2024 , due to the annual decrease in inflation, as previously mentioned . This effect was slightly offset by an annual growth in the average exposure over the same period . ⭬ Lower contribution from DDAs to our funding cost by Ch $ 30 , 455 million or 4 . 1 % on an annual basis . which is highly influenced by the interest rates slide in 2025 when compared to 2024 , following the monetary actions taken by central banks across the globe once inflation began converging toward equilibrium levels . This negative effect more than offset 4 . 3 % annual expansion in average DDA balances, mostly steered by growth in local - currency DDA, in line with our strategic focus . ⭬ A yearly decline of Ch $ 11 , 636 million or 13 . 8 % in income from Time Deposits (TD, hereafter) in 2025 when compared to 2024 , reflecting the negative impact of lower interest rates on commercial margins . On the other hand, during 2025 we experienced an annual increase of Ch $ 71 , 044 million in the income from loans, fostered both by improved lending spreads and greater average loan balances . Income from consumer loans explained most of the overall annual change by increasing Ch $ 36 , 775 million on an | 32

Management Discussion & Analysis annual basis, which relied on a 40 bp . rise in lending spreads and, to a lesser degree, average balances growing 3 . 4 % over the period . It is worth noting that income from consumer loans still shows room for further growth, particularly if installment loans gain some momentum in coming quarters . In addition, income from commercial loans also grew Ch $ 18 , 853 million in 2025 when compared to 2024 , in line with the scheduled amortization of low - spread Fogape loans, which has allowed us to improve lending margins . Last but not least, income from residential mortgage loans increased by Ch $ 15 , 416 million in 2025 when compared to 2024 , which is largely related to a 7 . 4 % annual expansion in average balances . Net Financial Margin (NFM) Net Financial Margin (1) (Net Financial Income / Avg. Interest Earning Assets) 5.23% 4.91% 5.46% 4.44% 4.75% 3.84% 4.25% 4.17% 4Q24 4Q25 Dec - 25 Dec - 24 BCH Industry (1) Industry  s ratios for the 4Q25 consider the three - month period ended on November 30, 2025, 2025 while year - to - date ratios consider information as of November 30, 2025. We recorded net financial margins (NFM) of 4 . 75 % in the 4 Q 25 and 4 . 91 % for the year ended on December 31 , 2025 , respectively, which represent annual decreases of 71 bp . and 32 bp . when compared to the 5 . 46 % and 5 . 23 % registered in the 4 Q 24 and for the FY 2024 , respectively . The previously explained decreases in net financial income for both the 4 Q 25 and the FY 2025 have primarily to do with lower inflation and reduced revenues from ALM . These effects, together with an increase in average interest earning assets focused on short - term fixed - income securities, help to explain the decrease in our NFM for both the 4 Q 25 and the FY 2025 . It is also important to note the role played by the maturity of the FCIC on revenues coming from ALM in FY 2024 , given the repayment of this obligation in July 2024 . Despite the changes observed in these indicators, as of December 2025 we continued to outperform the industry’s NFM ratio by 35 bp . in the 4 Q 25 and 60 bp . for the full year, demonstrating once again our strong fundamentals in core revenue generation . Net Fee and Commission Income 4 Q 25 vs . 4 Q 24 In the 4 Q 25 our net fee and commission income (“net fee income”, hereafter) totalled Ch $ 164 , 486 million, which represents an annual increase of Ch $ 19 , 836 million or 13 . 7 % when compared to the 4 Q 24 . Net Fee and Commission Income (In Millions of Ch$) 164,486 43,983 55,193 24,743 26,025 38,508 46,475 17,734 16,767 16,608 3,074 14,977 5,049 144,650 4Q24 4Q25 This performance was mainly based on : ⭬ Higher net fee income from Transactional Services by Ch $ 11 , 210 million or 25 . 5 % on an annual basis, primarily due to an annual rise of Ch $ 8 , 794 million in net fees coming from credit cards, principally explained by an annual expansion of 5 . 5 % in credit card transactions carried out by our customers . Improved benefits included in our loyalty programs, together with enhanced value offerings for credit card users, have partly contributed to this expansion . ⭬ An annual increase of Ch $ 7 , 967 million or 20 . 7 % in net fee income from Mutual Funds and Investment Funds management, driven by some mutual funds series that have shown a positive performance in 2025 by representing an attractive and liquid investment alternative for the customers in the context of sliding interest rates that made time deposits less attractive and increased valuation of funds in the context of the rally experienced by the local capital market . The higher demand for the funds offered by our specialized subsidiary resulted in an annual expansion of 7 . 2 % in Assets Under Management (AUM, hereafter) and a 9 . 5 % annual rise in the number of investors . Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 33

Management Discussion & Analysis ⭬ An annual growth of Ch $ 1 , 975 million in net fee income generated by our Stock Brokerage subsidiary, mostly driven by an annual boost of 29 . 8 % in stock trading turnover in the 4 Q 25 . This performance has been well aligned with the stock rally seen in the local market throughout 2025 coupled with the active participation of our subsidiary in local transactions . ⭬ An increase of Ch $ 1 , 282 million from our Insurance Brokerage subsidiary . This rise was highly influenced by an annual growth of 6 . 3 % in written premiums in the 4 Q 25 versus the 4 Q 24 , due to increased cross - selling of credit - related life and unemployment insurance . These factors were some counterbalances by : (i) a yearly decline of Ch $ 2 , 019 million in net fee income from Other Services, which was primarily caused by lower revenues from the structuring business we develop in conjunction with Citibank, as part of our strategic partnership, in light of lower activity from local customers in foreign markets, and (ii) net fee income from Financial Advisory Services that decreased Ch $ 1 , 006 million, mostly explained by lower number of M&A transactions carried out over the quarter compared to the 4 Q 24 . FY 2025 vs . FY 2024 For the year ended December 31 , 2025 , our net fee and income accounted for Ch $ 637 , 259 million, which is equivalent to an annual increase of Ch $ 65 , 376 million or 11 . 4 % when compared to the FY 2024 . Net Fee and Commission Income (In Millions of Ch$) 637,259 185,621 213,283 104,131 102,423 142,311 172,785 68,258 69,105 60,570 10,992 63,779 15,884 571,883 Dec - 24 Dec - 25 Others Stock Brokerage Credits, contingent loans and repayments Mutual Funds Insurance Brokerage Transactional Services | 34 The increase in net fee income was primarily the result of : ⭬ An annual increase of Ch $ 30 , 474 million or 21 . 4 % in net fee income from the management of Mutual Funds and Investment Funds, mainly driven by a shift in customer preferences from Time Deposits toward more profitable investment alternatives, given the expected decline in short - term interest rates . To address this new business landscape, our Mutual Fund and Investment Funds Management subsidiary managed to design tailored fund offerings in 2023 , which continue to be increasingly preferred by investors in 2025 when compared to 2024 , with a 13 . 1 % annual growth in average AUM and a 10 . 6 % expansion in the investors base . Also, both the stock rally evidenced in the local market and the average decline of long - term interest rates have contributed to increased valuation of funds, contributing to higher net fee income . ⭬ Net fee income from Transactional Services that increased by Ch $ 27 , 662 million or 14 . 9 % on an annual basis, related to the annual rise of Ch $ 18 , 637 million or 26 . 9 % in net fee income from credit cards . In turn, the main driver for this was the yearly increase of 6 . 4 % in credit card transactions carried out by customers . ⭬ An annual rise of Ch $ 4 , 892 million or 44 . 5 % in net fee income coming from Stock Brokerage services, supported by a 85 . 4 % annual growth in stock trading turnover intermediated by our subsidiary, reflecting both stronger activity in the local stock market throughout 2025 , particularly in the second half of the year, and the participation of our specialized subsidiary in specific transactions executed in the local market throughout the year . ⭬ An annual increase of Ch $ 4 , 447 million or 13 . 6 % in net fee income from Other Services, mainly concentrated in Cash Management Services, Wire Transfers and payment orders, which mainly relied on a downward revision of interbank fares related to electronic money transfers throughout 2025 that resulted in lower fee expenses . These effects were to some degree offset by an annual decline of Ch $ 1 , 708 million or 1 . 6 % in net fee income from our Insurance Brokerage subsidiary . As mentioned during the year, this performance has been explained by both lower upfront fees accrued under the alliance signed with an international insurer in 2019 , following the expiration of claw - back clauses by the end of 2024 and an annual decrease of 5 . 4 % in written premiums in 2025 when compared to 2024 , which was driven by adjustments in the insurance business linked to mortgage loans . It is worth noting, however, that our subsidiary managed to partly offset these drivers by means of improved business dynamism in the 2 H 25 , which supports a positive outlook for the coming year .

Management Discussion & Analysis Other Operating Income 4 Q 25 vs . 4 Q 24 Other Operating Income (including results from investments in other companies, result from non - current assets held for sale and other operating income) reached Ch $ 9 , 970 million in the 4 Q 25 , which denotes a yearly decline of Ch $ 17 , 723 million or 64 . 0 % when compared to the same period of 2024 . This change is mainly explained by the higher comparison base represented by the 4 Q 24 , which resulted in : (i) an annual decline of Ch $ 11 , 605 million in other operating income related to lower inflation - indexation income in the 4 Q 25 when compared to the 4 Q 24 coming from both tax reimbursements from previous fiscal years and Monthly Provisional Payments of current taxes, due to lower taxable base and the decrease experienced by inflation, and (ii) lower income investments in other companies by Ch $ 5 , 992 million on an annual basis, primarily explained by the income received in the 4 Q 24 from the sale of our entire stake ( 50% ) in Artikos (a former business support affiliate) . FY 2025 vs . FY 2024 As of December 31 , 2025 , Other Operating Income decreased by Artikos in the 4 Q 24 , as previously mentioned, and (ii) an annual decline of Ch $ 3 , 300 million in other operating income, which is mostly associated with lower inflation - indexation income from Monthly Provisional Payments of current taxes due to the decline in inflation in the FY 2025 when compared to the FY 2024 and a higher taxable base in 2024 prompted by some specific financial operations . These factors were to some degree offset by an annual rise of Ch $ 6 , 100 million in result from non - current assets held for sale related to the sale of former branch locations closed as part of our service and sales model transformation program . Credit Loss Expense 4 Q 25 vs . 4 Q 24 Our Credit Loss Expense (CLE, hereafter) reached Ch $ 115 , 842 million in the 4 Q 25 , which denotes an annual increase of Ch $ 12 , 546 million or 12 . 1 % when compared to the 4 Q 24 . Credit Loss Expense (In Millions of Ch$) Loan Loss Allowances +4.9% 37,998 820,737 782,739 Initial Allowances (4.3)% 5,377 (118,623) (124,000) Charge - offs - 0 0 0 Sale or Transfer of loans (166.1)% (13,795) (5,491) 8,304 Allowances FX effect +17.9% 21,307 140,348 119,041 Provisions established, net +6.5% 50,887 836,971 786,084 Final Allowances Credit Loss Expense +17.9% 21,307 140,348 119,041 Provisions Established - Loans (67.2)% 205 (100) (305) Provisions Established - Banks (95.6)% (6,354) 290 6,644 Provisions Contingent Loans +10.9% (604) (6,170) (5,566) Prov. Cross Border Loans Impairment of Financial Assets (AC & FVTOCI) - 0 0 0 Additional Provisions Ch$1,795 million or 2.9% when compared to 2024. This decline was +6.3% (1,182) (19,803) (18,621) Recoveries primarily driven by: (i) an annual decrease of Ch$4,595 million in the +12.1% 12,546 115,842 103,296 Credit Loss Expense results from investments in other companies related to sale of Quarter 4Q24 4Q25 Change 4Q25/4Q24 Ch$ % 2,103 1,277 (826) (39.3)% In Millions of Ch$ The annual growth in CLE was primarily driven by : ⭬ A higher asset quality deterioration that resulted in increased CLE by Ch $ 8 , 990 million in the 4 Q 25 as compared to the 4 Q 24 . As noted in previous quarters, this rise was driven by mixed factors : An annual rise of Ch $ 15 , 022 million in CLE from the Retail Banking Segment, mainly due to a decrease in overdue loans between 30 - 89 days in the 4 Q 24 , which resulted in a low comparison base . As we have mentioned in previous reports, past - due ratios have increased above levels seen before 2020 . In the case of the retail banking segment, this behaviour has been observed across all lending products, including both personal and SME banking and for the industry as a whole . An annual decrease of Ch $ 6 , 032 million in credit loss expense from the Wholesale Banking Segment . This change had mainly to do with a comparison base effect related to a higher CLE in the 4 Q 24 due to weakened credit profiles of some customers belonging to the real estate, construction and transportation industries . This effect was partly offset by a combination of risk rating downgrades for some multinational companies and increased loan exposures in the 4 Q 25 . | 35

Management Discussion & Analysis ⭬ A volume effect (including both loan growth and mix effect) that explained an annual increase of Ch $ 4 , 987 million in overall credit loss expense . This change was mainly underpinned by an annual rise of 1 . 9 % in average loan balances in the 4 Q 25 . These factors were partially counterbalanced by a yearly decline in Impairment of Financial Assets measured at FVOCI and at amortized cost, together with lower cross - border loan allowances, that jointly decreased by Ch $ 1 , 431 million in the 4 Q 25 versus the 4 Q 24 . FY 2025 vs . FY 2024 For the year ended December 31 , 2025 , our Credit Loss Expense amounted to Ch $ 381 , 922 million, which denotes an annual decline of Ch $ 9 , 832 million or 2 . 5 % when compared to the FY 2024 . As we have mentioned in previous reports, a new standardized provisioning model for consumer loans went into effect in January 2025 . To neutralize the impact of this methodology we released additional allowances by ~Ch $ 69 , 035 million on January 1 , 2025 . Credit Loss Expense (In Millions of Ch$) Loan Loss Allowances Initial Allowances Charge - offs Sale or Transfer of loans Allowances FX effect Provisions established, net (445,198) (449) 10,338 452,425 (441,404) 0 (7,773) 500,064 3,794 449 (18,111) 47,639 (0.9)% (100.0)% (175.2)% +10.5 % Change Dec - 25/Dec - 24 Ch$ % 17,116 +2.2 % Year - to - Date Dec - 24 Dec - 25 768,968 786,084 +6.5% 50,887 836,971 786,084 Final Allowances Credit Loss Expense +10.5% 47,639 500,064 452,425 Provisions Established - Loans (756.5)% (174) (151) 23 Provisions Established - Banks +286.2% 13,975 18,858 4,883 Provisions Contingent Loans (33.8)% 430 (843) (1,273) Prov. Cross Border Loans +337.3% 3,403 4,412 1,009 Impairment of Financial Assets (AC & FVTOCI) - (69,035) (69,035) 0 Additional Provisions +9.3% (6,070) (71,383) (65,313) Recoveries (2.5)% (9,832) 381,922 391,754 Credit Loss Expense In Millions of Ch$ When isolating the one - time effect described above, the following key drivers influenced our CLE over 2025: ⭬ An overall net asset quality improvement of Ch $ 33 , 224 million in the FY 2025 when compared to the FY 2024 , which was explained by : A yearly decline of Ch $ 27 , 971 million in CLE coming from the Wholesale Banking segment, reflecting improved credit risk profiles of customers across the real estate and construction sectors, which coupled with decreased loan exposure from a specific customer in the manufacturing sector in 2025 , which more than offset the impact of a gradual normalization in credit losses from other industries served by our Corporate Banking unit. An annual decrease of Ch $ 5 , 252 million in CLE in the Retail Banking segment due to the internalization of lagged effects associated with the improving trend evidenced by past - due loans over some periods of 2025 , regardless of the recent deterioration seen in delinquency indicators . These effects were partly offset by : ⭬ A volume effect (including both loan growth and mix effect) that translated into an annual increase of Ch $ 19 , 559 million in CLE due to a 3 . 2 % annual rise in average loan balances, entirely concentrated in the Retail Banking segment . ⭬ An annual increase of Ch $ 3 , 403 million in impairment of financial assets measured at both FVOCI and amortized cost, which was primarily explained by positions in certificates of deposits issued by local banks . Credit Loss Expense Ratio Based on the above, our Credit Loss Expense ratio (annualized CLE over average loans) reached 1 . 18 % in the 4 Q 25 , 10 bp . below the 1 . 08 % recorded in the 4 Q 24 . For the full year perspective, our CLE ratio showed a decrease of 6 bp . from 1 . 03 % recorded a year earlier to 0 . 97 % recorded as of December 31 , 2025 . This performance enabled us to outperform the industry in terms of risk expenses maintaining favourable gaps of 17 bp . in the 4 Q 25 and 10 bp . as of December 31 , 2025 . Credit Loss Expense Ratio (1) (Credit Loss Expense / Average Loans) 0.97% 1.08% 1.11% 1.18% 1.01% 1.03% 1.10% 1.07% 4Q24 4Q25 Dec - 25 Dec - 24 BCH Industry | 36 (1) Industry  s ratios for the 4Q25 consider the three - month period ended November 30, 2025 while year - to - date ratios consider information as of November 30, 2025. For 2026 , we expect our CLE ratio to be in the range of 1 . 1 % to 1 . 2 % as a percentage of average loans . This forecast excludes non - recurrent effects, such as the release or the establishment of additional allowances and the potential materialization of local and external risk factors on local economic activity . The tempered increase when compared to the actual ratio recorded as of

Management Discussion & Analysis December 31 , 2025 has mainly to do with the expected rebound in both consumer and commercial loans, which would translate into a mix effect in terms of credit loss expenses that in recent years has markedly been oriented to residential mortgage loans . Past - Due Loans After nearly a year of tempered yet consistent improvement in delinquency across the industry, NPLs reached 2 . 42 % in October 2025 . Since September 2025 industry’s past - due ratios on consumer and residential mortgage loans recorded an increase, while past - due on commercial loans recorded an annual improvement . In fact, according to latest available data, the past - due ratio on consumer loans in the industry reached 2 . 54 % in November 2025 , 2 bp . above the level reached in November 2024 , but 15 bp . above the lowest level achieved in April 2025 ( 2 . 39% ) . In a more marked fashion, delinquency in residential mortgage loans rose from 2 . 14 % to 2 . 46 % over the same period, which continues to be slightly above levels seen prior to 2020 (~ 2 . 3% ) while being likely fostered by still higher interest rates paid on these types of loans than in the past and lower disposable income in real terms among debtors due to the impact of cumulative inflation on prices of durable and non - durable goods . Instead, NPLs in commercial loans showed an improvement at an industry level, as evidenced by a past - due ratio that fall from 2 . 43 % in November 2024 to 2 . 32 % in November 2025 , yet staying above levels seen prior 2020 (~ 1 . 5% ) . Past Due Ratio (1) (>90d Past - Due Loans / Total Loans) 1.44% 1.45% 1.47% 1.56% 1.68% 2.38% 2.33% 2.33% 2.40% 2.39% Dec - 24 Dec - 25 Mar - 25 Jun - 25 BCH Sep - 25 Industry (1) Industry  s ratios as of December 2025, consider the year - to - date period ended November 30, 2025. Regarding our loan book, our total past - due ratio (loans overdue 90 days or more) reached 1 . 68 % in December 2025 as a percentage of total loans, which compares to 1 . 44 % recorded in December 2024 . The evolution above was composed of an annual increase of 26 bp . in our past - due ratio on commercial loans, from 1 . 40 % in December 2024 to 1 . 67 % in December 2025 . Similarly, our past - due ratio on residential mortgage rose from 1 . 34 % in December 2024 to 1 . 56 % in December 2025 . Lastly, delinquency on our consumer loan portfolio increased in the margin, as portrayed by a past - due ratio that increased from 1 . 85 % in December 2024 to 2 . 03 % in December 2025 . Despite the above, we have continued to outperform the banking industry in delinquency by achieving a favourable gap of 71 bp . in the total past - due loans ratio as of December 31 , 2025 . Looking ahead, the trends observed in delinquency are expected to soften over 2026 as long as economic growth translates into improved employment figures, lower inflation and a more marked dynamism in overall business activity for companies . Concretely, for 2026 we expect our delinquency indicators to begin the convergence towards figures aligned with our track record on this matter, both in the retail and the wholesale banking segments . Operating Expenses 4 Q 25 vs . 4 Q 24 Our operating expenses amounted to Ch $ 292 , 620 million in the 4 Q 25 , which represents an annual decrease of Ch $ 10 , 526 million or 3 . 5% , from the figure recorded in the 4 Q 24 . Operating Expenses (In Millions of Ch$) 4Q24 4Q25 (7.0)% (11,386) 151,792 163,178 Personnel expenses +5.1% 5,307 108,536 103,229 Administrative expenses +1.8% 437 24,087 23,650 Depreciation and Amort. - (2,324) (944) 1,380 Impairment of Non - Financial Assets (21.9)% (2,560) 9,149 11,709 Other Oper. Expenses Total Operating Expenses 303,146 292,620 (10,526) (3.5)% Additional Information 4Q24 4Q25 bp. / % Op. Exp. / Op. Rev. Op. Exp. / Avg. Assets Headcount (#) - EOP Branches (#) - EOP 39.0% 2.4% 11,614 226 39.1% 2.2% 11,156 217 + 13 bp (18)bp ( 3 . 9 ) % (4.0)% In Millions of Ch$ Quarter Change 4Q25/4Q24 Ch$ % The main underlying factors behind the annual change in operating expenses were: | 37 ⭬ An annual decrease of Ch $ 11 , 386 million or 7 . 0 % in personnel expenses that accounted for Ch $ 151 , 792 million in the 4 Q 25 . The decline was mostly explained by higher severance payments in the 4 Q 24 , as part of the transformation of our service model by optimizing the branch network and other - than - commercial headcount in light of our digital strategy . ⭬ An annual decrease in Other Operational Expenses by Ch $ 2 , 560 million, mainly as a result of lower expenses related to financial leasing operations due to a more proactive management of transactional and operational expenses .

Management Discussion & Analysis ⭬ A decrease of Ch $ ( 2 , 324 ) million in Impairment of Non - Financial Assets mostly related to fees accrued by our Mutual Funds subsidiary on four specific investment funds associated with real estate and construction sectors . The above factors were partly offset by an annual rise of Ch $ 5 , 307 million or 5 . 1 % in administrative expenses, which reached Ch $ 108 , 536 million in the 4 Q 25 . This growth was principally explained by : (i) an annual rise of Ch $ 4 , 716 million in marketing expenses mostly reflecting marketing activities to promote new services offered by our subsidiary Banchile Pagos, and (ii) an annual rise of Ch $ 3 , 092 million in IT - related expenses, primarily due to cloud service expenses and increased expenses related to software license updates . FY 2025 vs . FY 2024 Our operating expenses amounted Ch $ 1 , 130 , 938 million as of December 31 , 2025 , which denotes an annual decrease of Ch $ 1 , 796 million or 0 . 2 % when compared to the year ended December 31 , 2024 . Operating Expenses (In Millions of Ch$) Year - to - Date Change Dec - 25/Dec - 24 Dec - 24 Dec - 25 Ch$ % (2.1)% (12,192) 570,355 582,547 Personnel expenses +3.1% 12,937 429,633 416,696 Administrative expenses +0.5% 509 95,110 94,601 Depreciation and Amort. (34.0)% (969) 1,882 2,851 Impairment of Non - Financial Assets (5.8)% (2,081) 33,958 36,039 Other Oper. Expenses (0.2)% (1,796) 1,130,938 1,132,734 Total Operating Expenses bp. / % Dec - 25 Dec - 24 Additional Information +24bp 37.4% 37.1% Op. Exp. / Op. Rev. (1)bp 2.1% 2.1% Op. Exp. / Avg. Assets (3.9)% 11,156 11,614 Headcount (#) - EOP (4.0)% 217 226 Branches (#) - EOP In Millions of Ch$ The above reflects our progress in cost control, which has become a corporate culture, and the value created on the grounds of our digital transformation strategy and the optimization of our branch network in recent years, all of which has translated into improved efficiency and productivity, and – more importantly – into enhanced and differentiated value offerings for customers . In this line, the main drivers explaining this performance in operating expenses were : ⭬ An annual decline of Ch $ 12 , 192 million or 2 . 1 % in personnel expenses, primarily due to lower severance payments in 2025 when contrasted to 2024 , following the organizational restructuring process carried out in 2024 , which was highly influenced by the branch network optimization . This factor allowed us to offset the increase in benefits and salaries, principally related to a one - time bonus granted to the staff as a special compensation for the excellent financial performance of the Bank in 2025. ⭬ A yearly decrease of Ch $ 2 , 081 million or 5 . 8 % in Other Operational Expenses, mainly as a result of lower expenses related to financial leasing operations due to a more proactive management of transactional and operational expenses . These factors were partly counterbalanced by an annual increase of Ch $ 12 , 937 million or 3 . 1 % in administrative expenses, from Ch $ 416 , 696 million in 2024 to Ch $ 429 , 633 million in 2025 . This rise, which is below 12 - month inflation, was mainly explained by : (i) an annual increase of Ch $ 8 , 518 million in marketing expenses due to sponsorship initiatives carried out in 2025 , together with advertising - related expenses that pursue to highlight the benefits of our loyalty programs among credit card users and promote new services offered by our recently launched subsidiary Banchile Pagos, and (ii) higher IT - related expenses by Ch $ 5 , 815 million, primarily associated with software licensing . Efficiency Ratio In the 4 Q 25 , we recorded an efficiency ratio of 39 . 1% , representing an annual increase of 13 bp . when compared to the 4 Q 24 . Similarly, for the year ended December 31 , 2025 our cost - to - income ratio was 37 . 4% , which is 24 bp . above the level recorded in the FY 2024 . Efficiency Ratio (1) (Operating Expenses / Operating Revenues) 39.0% 39.1% 37.1% 37.4% 44.8% 46.8% 44.4% 44.7% 4Q24 4Q25 Dec - 24 Dec - 25 BCH Industry | 38 (1) Industry  s ratios for the 4Q25 consider the three - month period ended November 30, 2025 while year - to - date ratios consider information as of November 30, 2025. Undoubtedly, the impact of lower non - customer revenues in total operating income explained most of the tempered deterioration in our efficiency ratio, as we managed to keep our cost base basically constant for the FY 2025 while presenting a moderate expansion in the 4 Q 25 . As a result of the above, we outperformed the industry’s efficiency ratio by 767 bp . in the 4 Q 25 and 736 bp . as of December 31 , 2025 .

Management Discussion & Analysis Income Tax | 39 4 Q 25 vs . 4 Q 24 Our income tax accounted for Ch $ 74 , 581 million in the 4 Q 25 , which denotes a slight annual increase of Ch $ 937 million or 1 . 3 % when compared to the 4 Q 24 . This rise was primarily explained by an income tax increase of Ch $ 12 , 195 million due to lower inflation effect on equity accounts in the 4 Q 25 when compared to the 4 Q 24 , which is tax deductible under the Chilean tax law . This factor was counterbalanced by : (i) an annual decrease of Ch $ 31 , 592 million in income before income tax, which resulted in lower income tax by Ch $ 8 , 530 million (at the statutory corporate tax rate of 27% ) in the 4 Q 25 when contrasted to the 4 Q 24 , and (ii) an annual increase in other tax deductions explaining an annual increase of Ch $ 2 , 728 million in income tax . FY 2025 vs . FY 2024 Our income tax amounted to Ch $ 320 , 921 million for the year ended December 31 , 2025 , which is Ch $ 2 , 516 million above the level recorded in the FY 2024 . This annual increase was mainly driven by an annual increase of Ch $ 9 , 620 million in income tax, explained by the effect of lower inflation on equity in the FY 2025 when compared to the FY 2024 , which is tax deductible under the local tax regulation . On the other hand, this positive factor was to some degree offset by : (i) lower income tax by Ch $ 3 , 698 million due to higher tax deductions in 2025 when compared to 2024 , and (ii) lower income before income tax by Ch $ 12 , 614 million, which translated into lower income tax by Ch $ 3 , 406 million at the prevailing statutory corporate tax rate of 27% . Based on the above, for the year ended December 31 , 2025 , our effective tax rate was 21 . 2% , which was slightly above the 20 . 9 % recorded as of December 31 , 2024 .

Management Discussion & Analysis Business Segments Performance 4Q25 and FY2025 (In Millions of Ch$) Our income before income tax amounted to Ch $ 340 , 118 million in the 4 Q 25 . This level denotes an annual decrease of Ch $ 31 , 592 million or 8 . 5 % when compared to the 4 Q 24 . During this quarter the main source of income before income tax was the Retail Banking segment that represented 43 . 3 % of the total bottom line before taxes, followed by the Wholesale Banking segment that explained 43 . 1 % of the total amount . To a lesser degree, our Subsidiaries and Treasury business contributed with 9 . 0 % and 4 . 5% , respectively . As of December 31 , 2025 , our income before income tax reached Ch $ 1 , 513 , 183 million, which was Ch $ 12 , 614 million below the figure recorded during the year ended December 31 , 2024 . In terms of composition, our bottom line before taxes was primarily supported by the performance of our Retail Banking segment that represented 47 . 0 % of the total amount, followed by the Wholesale Banking segment with a contribution of 41 . 7 % to our total income before income tax . As usual, these business segments were followed by our Subsidiaries and Treasury that represented 7 . 7 % and 3 . 7 % of our total income before income tax, respectively . Quarterly Pre - Tax Income by Business Segment (In Millions of Ch$) 371,710 340,118 26,703 30,778 166,079 146,557 147,427 15,356 172,663 6,265 4Q24 Treasury Wholesale Banking 4Q25 Retail Banking Subsidiaries Year - to - Date Pre - Tax Income by Business Segment (In Millions of Ch$) 1,513,183 1,525,797 115,865 98,007 630,597 665,359 710,733 55,988 709,126 53,305 Dec - 24 Treasury Wholesale Banking Dec - 25 Retail Banking Subsidiaries | 40

Management Discussion & Analysis Retail Banking Segment The Retail Banking segment recorded an income before income tax of Ch $ 147 , 427 million in the 4 Q 25 , which represents an annual decline of Ch $ 25 , 236 million or 14 . 6 % when compared to the same period last year . This change was mainly the result of : (i) an annual rise of Ch $ 20 , 325 million or 21 . 5 % in credit loss expense, explained by a low comparison base coming from a decrease in overdue loans between 30 - 89 days in the 4 Q 24 , and (ii) an annual decrease of Ch $ 16 , 249 million or 3 . 3 % in operating revenues, primarily due to lower contribution from demand deposits in a context of sliding short - term interest rates and the impact of lower revenues from term gapping and inflation - indexation that are partly allocated to the segment, which was partly offset by improved lending margins and higher net fee income . These factors were to some degree offset by a decrease of Ch $ 11 , 340 million or 5 . 1 % in operating expenses due to decreased severance payments because of the organizational changes carried out in 2024 as part of the branch network optimization . As of December 31 , 2025 , the Retail Banking Segment reported income before income tax of Ch $ 710 , 733 million, which translated into an annual increase of Ch $ 1 , 607 million or 0 . 2 % when compared to the amount earned in the FY 2024 . This result was primarily driven by : (i) an annual rise of Ch $ 10 , 264 million or 0 . 5 % in operating revenues, mainly fueled by higher income from loans across all lending families, but particularly concentrated in consumer loans, and boosted net fee income coming from mutual funds management and transactional services, all of which enabled us to offset the lower contribution from demand and time deposits (due to declining interest rates) and a decrease in revenues allocated from term gapping and inflation - indexation, and (ii) an annual decrease of Ch $ 5 , 370 million or 0 . 7 % in operating expenses, mainly due to a decrease in both administrative and personnel expenses as a result of stricter cost control in 2025 and higher severance payments in 2024 due to efficiency initiatives, such as branch network optimization . On the other hand, these positive factors were partly offset by a rise of Ch $ 14 , 027 million in credit loss expense, mostly driven by a 5 . 3 % annual rise in average loan balances . Wholesale Banking Segment In the 4 Q 25 , the Wholesale Banking segment recorded an income before of Ch $ 146 , 557 million, which represents an annual decline of Ch $ 19 , 522 million or 11 . 8 % when compared to the same period last year . This performance was primarily driven by an annual decrease of Ch $ 29 , 688 million in operating revenues, which in turn was caused by lower income from term gapping and inflation - indexation – that is partly allocated to this segment – and a decrease in the contribution from demand deposits managed by this segment to our cost of funds as a consequence of lower interest rates . These factors were partly offset by a decrease of Ch $ 6 , 953 million in credit loss expense, reflecting strengthened risk profile of an specific customer belonging to the manufacturing industry and higher - than - normal credit loss expense in the 4 Q 24 due to credit quality deterioration of some customers in the real estate, construction and transportation industries . For the year ended December 31 , 2025 , the Wholesale Banking Segment reached income before income tax of Ch $ 630 , 597 million, reflecting an annual decline of Ch $ 34 , 762 million or 5 . 2 % when compared to the FY 2024 . This change was primarily driven by a decrease of Ch $ 62 , 919 million or 7 . 0 % in operating revenues, largely attributable to lower income from term gapping and inflation - indexation that are partly allocated to this segment, together with an annual decline in the contribution from demand deposits to our cost of funds as a result of the decrease experienced by interest rates . This effect was to some extent offset by an annual decline of Ch $ 27 , 261 million in credit loss expense that stemmed from improved risk profiles among borrowers in the real estate and construction sectors in 2025 . | 41

Management Discussion & Analysis Treasury Segment In 4 Q 25 , the Treasury segment posted a pre - tax income of Ch $ 15 , 356 million, which represents an annual expansion of Ch $ 9 , 091 million or 145 . 1 % when compared to the same period in 2024 . The annual improvement was mostly related to : (i) an annual surge of Ch $ 6 , 963 million in revenues from the management of our Trading Desk, mostly explained by favourable shifts in short - term local interest rates during the quarter that translated into positive marking - to - market of trading derivatives in CLP, (ii) higher revenues from the management of our Debt Securities desk by Ch $ 4 , 639 million, which benefited from market gains from the FVTPL securities portfolio in light of specific trends in short - and mid - term local interest rates during the 4 Q 25 , which coupled with a low comparison base due to a sharp increase in local interest rates in the 4 Q 24 , and (iii) a slight annual decline of Ch $ 826 million in impairment of financial assets . These effects were slightly counterbalanced by lower income from term gapping and inflation - indexation that is partly allocated to this segment . For the year ended December 31 , 2025 , the Treasury segment recorded a slight annual increase of Ch $ 2 , 683 million or 5 . 0 % in income before income tax . This performance was mainly the consequence of higher revenues from the management of our Debt Securities and Trading desks by Ch $ 12 , 778 million on an annual basis, due to the joint effect of an overall decrease in interest rates in CLP during 2025 , specific dynamics observed in off - shore interest rates during the 3 Q 25 and a low comparison base in 2024 . This effect was almost entirely offset by : (i) lower income from term gapping and inflation - indexation that is partly allocated to this segment, in light of the termination of the FCIC and lower inflation, respectively, and (ii) an annual increase of Ch $ 3 , 403 million in credit los expense as a result of increased impairment of financial assets, in line with improved PDs in 2024 that positively influenced credit quality indicators in that period . Subsidiaries In 4 Q 25 our Subsidiaries jointly recorded an income before income tax of Ch $ 30 , 778 million, which is Ch $ 4 , 076 million or 15 . 3 % above the level recorded in 4 Q 24 . This increase relied mainly on : (i) higher income before income tax generated by our Mutual Funds and Investment Funds subsidiary by Ch $ 5 , 118 million, given by further net fee income coming from a 7 . 2 % annual growth in average AUM driven by the positive performance shown by diverse funds and steady demand from investors, (ii) a yearly rise of Ch $ 2 , 243 million in income before income tax from our Stock Brokerage subsidiary primarily, driven by a 29 . 8 % annual rise in stock trading turnover in 4 Q 25 that resulted from the participation in specific transactions in the local market, although this effect was partly offset by higher operating expenses due to increased benefits and salaries to the staff as a result of a rise in headcount and greater IT - expenses aimed at reinforcing IT infrastructure . These positive performances were partly offset by : (i) a net operating loss of Ch $ 2 , 979 million in our Acquiring and Processing subsidiary as part of the cost involved in the start - up phase commenced in the 4 Q 25 , and (ii) lower income before income tax by Ch $ 806 million from our Investment Banking Subsidiary due to lower number of M&A transactions carried out this year . As of December 31 , 2025 our Subsidiaries recorded income before income tax of Ch $ 115 , 865 million, which denotes an annual rise of Ch $ 17 , 858 million or 18 . 2 % when compared to the same period last year . This change was mainly fostered by : (i) higher income before income tax earned by our Mutual Funds and Investment Funds subsidiary by Ch $ 18 , 798 million or 41 . 3% , largely due to the expansion of AUM that soared 13 . 1 % on an annual basis, based on improved commercial strategies, the positive momentum seen in the local capital market and increased demand from investors, and (ii) an annual rise of Ch $ 4 , 900 million in the bottom line of our Stock Brokerage subsidiary due to an stock trading turnover that boosted 85 . 4% , which was partly offset by both higher personnel and administrative expenses . These factors were partly offset by a net operating loss of Ch $ 4 , 828 million in our Acquiring and Processing, as part of the cost involved in the start - up phase commenced in the 4 Q 25 . | 42

Management Discussion & Analysis Balance Sheet Analysis As of December 2025 (In Millions of Ch$) Loan Portfolio In 2025 , loan growth continued to be subdued for the local industry . In fact, the banking sector completed a 12 - month period ended November 30 , 2025 , by recording a 0 . 2 % real annual decline in total loans, which continued to be particularly driven by the path followed by commercial loans . On the other hand, it is worth noting the recovery observed in consumer loans over the 2 H 25 and a demand for residential mortgage loans that keeps on showing positive real growth . These dynamics were aligned with the evolution of some leading economic indicators . In fact, as shown by the IMACEC, the local economy grew 2 . 3 % as of November 30 , 2025 , when compared to the same period of 2024 . This expansion was primarily driven by growth in non - mining sectors, such as commerce and services , which grew 6 . 2 % and 2 . 6 % over the same period, respectively . These trends, in turn, were aligned with the performance of certain consumption indicators, such as the Monthly Retail Sales Index that accumulated an annual growth rate of 3 . 3 % as of the same date, which was supported by annual of 9 . 3 % and 4 . 7 % in the consumption of durable goods and non - durable goods, respectively, as reported by both the Central Bank and the National Chamber of Commerce . On the supply side, manufacturing production increased by 3 . 1 % as of November 30 , 2025 . These figures have backed a gradual recovery in consumer loans, for which the Central Bank reported a demand that continued to grow in the margin and offer conditions that remained stable in the 4 Q 25 . In the case of residential mortgage loans, the underlying factors that conduct the demand for housing, together with recent public policies that pursue to promote the sale of the available stock of real estate, have resulted in a reinforced demand for loans in the 4 Q 25 , as revealed by the Central Bank Credit Survey . Lastly, through the 4 Q 25 Credit Survey, the Central Bank revealed signs of improved demand for commercial loans from corporations and stable demand from SMEs . Likewise, the demand from real estate and construction companies seems to evidence increased dynamism, while the supply remains stable . Despite the signals of improvement in lending activity observed across the industry, particularly in the second half of the year, our loan portfolio recorded a tempered nominal annual growth of 0 . 8 % by reaching Ch $ 39 , 191 , 970 million as of December 31 , 2025 . Although our loan book experienced 12 - month nominal growth rates in the range of 3% – 4 % for most of the year, specific business dynamics in the wholesale banking segment during the 4 Q 25 marked the year - end figure . This effect, in conjunction with both the expansion of some retail - oriented private market players into segments that are not part of our strategic scope and the counter - cyclical role played by the state - owned bank, resulted in a decrease in our market share in total loans, primarily caused by the market stake decline in commercial loans . However, it is worth mentioning that during 2025 we witnessed positive signs of reactivation, though still below our estimate for potential growth, in retail banking loans, including both personal banking and SME banking loans . Loan Portfolio Evolution (In Millions of Ch$ and %) 20,105,228 13,218,586 5,551,306 5,542,171 5,765,997 38,875,120 39,607,801 39,191,970 Dec - 24 Commercial Loans Sep - 25 Dec - 25 Residential Mortgage Loans Consumer Loans +0.8% 20,220,411 (3.5)% 19,509,355 50% 13,845,219 +0.5% 13,916,618 36% 15% +4.0% (1.0)% | 43

Management Discussion & Analysis Retail Banking 26,443,984 67.5% In this regard, residential mortgage loans grew 5 . 3 % in nominal terms as of December 31 , 2025 when compared to December 31 , 2024 , followed by consumer loans that recorded a 3 . 9 % nominal increase over the same period . Accordingly, residential mortgage loans have continued to be the main engine for loan growth in 2025 , whereas consumer loans have continued to deal with a mixture of lower - than - average household consumption, higher delinquency, a rise in unemployment, and – for Banco de Chile in particular – personal banking customers characterized by liquidity levels above our peers . This performance, together with the expansion of some market players into the lower - income segment that is not part of our strategic priorities, resulted in an annual market share loss for us in consumer loans by the end of 2025 . Regarding commercial loans, as of December 31 , 2025 we experienced a 3 . 0 % nominal decrease when contrasted to December 2024 . Although this figure reflects business dynamics that have negatively impacted the entire industry, such as a business sentiment that remained pessimistic during the year and investment projects that began to show some signs of recovery only by the end of the year, it is also the consequence of the maturity of specific low - spread trade finance operations in the wholesale banking segment in the 4 Q 25 . In terms of portfolio mix, as of December 31 , 2025 our loan book was predominantly composed of Retail Banking loans that accounted for Ch $ 26 , 443 , 984 million, which represent 67 . 5 % of our whole loan portfolio, including both personal banking and SMEs banking loans . As of the same date, our Wholesale Banking segment handled loans for an amount of Ch $ 12 , 747 , 986 million, representing 32 . 5 % of the total loan book, including loans managed by both the Corporate and Large Companies units . Loans by Segment (In Millions of Ch$ and %) Wholesale Banking 12,747,986 32.5% Individuals 21,053,746 53.7% | 44 Corporate 7,400,698 18.9% Large Companies 5,347,288 13.6% SMEs 5,390,238 13.8% As of December 31, 2025, the loan portfolio managed by our Retail Banking segment was composed of: (i) Personal Banking loans amounting to Ch $ 21 , 053 , 746 million or 53 . 7 % of our whole loan book and 79 . 6 % of the Retail Banking portfolio, and (ii) SME loans accounting for Ch $ 5 , 390 , 238 million or 20 . 4 % of the Retail Banking loan portfolio . As of the same date, the Wholesale Banking loan book was comprised of loans to Corporations by Ch $ 7 , 400 , 698 million and loans granted to Large Companies by Ch $ 5 , 347 , 288 million, which represent 58 . 1 % and 41 . 9 % of the segment’s portfolio, respectively . In terms of loan growth, the loan book managed by our Retail Banking segment displayed an annual growth of Ch $ 1 , 059 , 485 million or 4 . 2 % in December 2025 when compared to December 2024 . This expansion, which is above the 12 - month inflation rate, primarily levered on Personal Banking loans (explaining ~ 84 % of overall growth) and residential mortgage loans in particular . Furthermore, aligned with the evidence seen over the year, we have continued to observe a recovery in SME loans, especially when setting aside the amortization of formerly granted state - guaranteed loans (“Fogape loans”, hereafter) . Similarly, our consumer loans managed to grow slightly above annual inflation . Even though we recognize there is potential for faster growth in this lending family, it is worth mentioning that installment loans have seemed to be picking up after some quarters of subdued growth by increasing also slightly above annual inflation in December 2025 when compared to December 2024 . In detail, the performance of our Retail Banking segment’s loan book in 2025 was the result of : ⭬ Personal Banking loans amounting to Ch $ 21 , 053 , 746 million in December 2025 , which represents a nominal increase of Ch $ 886 , 679 million or 4 . 4 % when compared to December 2024 , due to : Residential Mortgage loans that increased Ch $ 698 , 032 million or 5 . 3 % when compared to the Ch $ 13 , 218 , 586 million reached in December 2024 . Unlike what we saw over the year, residential mortgage loans have continued to register positive real annual growth but at slower pace in the 4 Q 25 . In real terms, our residential mortgage balance grew ~ 1 . 8 % in December 2025 when compared to December 2024 , which compares to the ~ 3 . 0 % steady real growth recorded quarter by quarter throughout the year, reflecting the slowdown observed at an industry level as well . Undoubtedly, this pace of growth is far from the figures seen a decade ago, though representing one of the few lending family that decoupled from the economic landscape over the last five years, due to specific dynamics affecting the housing market . In this environment, we have grown in this lending product selectively on the grounds of the in - depth knowledge of our middle - and upper - income segment customers, which enabled us to reach an annual origination of Ch $ 1 , 464 , 915 million as of December 31 , 2025 . Furthermore, it is important to highlight that residential mortgage loans represent a strategic lending product that

Management Discussion & Analysis enables us to strengthen the long - term relationship with our customers while benefiting from cross - selling . Loans granted to SMEs that amounted to Ch $ 5 , 390 , 238 million in December 2025 , which is Ch $ 172 , 806 million or 3 . 3 % above the level recorded in December 2024 . This growth rate basically means the SME portfolio remains almost flat in real terms on an annual basis . Nevertheless, it is important to dive into the composition of the annual change, since the overall amount overshadows a strong recovery in core lending activity among SMEs that we witnessed in 2025 . In fact, the pace of growth in SME loans includes : (i) Non - Fogape loans that grew steadily, and well above 12 - month inflation, as demonstrated by an annual expansion of Ch $ 539 , 738 million or 9 . 4 % in December 2025 , which is aligned with our efforts to enhance value offerings and proximity with these customers through tangible initiatives that support their development over the entire life cycle, and (ii) Fogape loans granted in the context of the COVID pandemic (or as support for economic reactivation afterwards) that continued to amortize in 2025 by decreasing Ch $ 409 , 884 million or 55 . 0 % in December 2025 in comparison with December 2024 . Consumer loans that reached Ch $ 5 , 765 , 997 million as of December 31 , 2025 , which denotes an annual increase of Ch $ 214 , 691 million or 3 . 9% . As we pointed out in previous reports, we saw a slowdown in this lending family quarter by quarter in 2025 , because of contrasting trends in installment loans and credit card loans . Positively, the slowdown observed in installment loans during the first half of 2025 seems to have turned into an improving trend in the second half of the year these kinds of loans began to gradually pick up, while credit card loans have decelerated in the margin . Aligned with the above, our balance of installment loans reached Ch $ 3 , 375 , 533 million in December 2025 , which represents an annual increase of Ch $ 121 , 886 million or 3 . 7% . Although this figure is above 12 - month inflation, we realize it continues to represent a modest expansion . In this regard, it is important to note that the underlying factors sustaining the demand for installment loans from our targeted segments (middle - and upper - income) seem to be decoupled from the expansion shown by overall household consumption in the economy, since our customer base appears to be less willing to borrow under the prevailing economic and financial environment . To tackle this situation, we are constantly improving the value offerings for our targeted segments on the grounds of deep customer knowledge, competitive cost of funds and effective risk origination protocols . Based on these capabilities, we achieved a gross origination of installment loans that amounted to Ch $ 2 , 291 , 658 million for the year ended December 31 , 2025 , which indicates a | 45 7 . 2 % annual growth when compared to the amount recorded as of December 2024 . In credit card loans, we reached an amount of Ch $ 2 , 095 , 032 million in December 2025 , which denotes an annual increase of Ch $ 82 , 984 million or 4 . 1 % in nominal terms when compared to December 2024 . Regardless of the slowdown mentioned earlier, it is important to note this annual change was influenced by a higher - than - normal comparison base represented by December 2024 , period that was marked by reinforced commercial campaigns and improved benefits we successfully deployed for our credit card users by the end of 2024 . Regarding our Wholesale Banking segment, as of December 31 , 2025 we had a loan book of Ch $ 12 , 747 , 986 million, which is Ch $ 742 , 635 million or 5 . 5 % below the level recorded in December 2024 . As we noticed throughout the year, this segment was the most affected by the stagnation in private investment over the last couple of years . Even though over the year we noticed a gradual recovery experienced by private investment across the economy, particularly towards the end of 2025 , this trend was primarily concentrated in the mining sector . However, it is also fair to recognize that loan growth in this segment showed some real signs of recovery at an industry level in the 4 Q 25 . Although we benefited from this positive news as well, growth in our Wholesale Banking segment’s loan book was hit by specific business dynamics affecting our Corporate Banking Unit . Therefore, the evolution of the loan book managed by our Wholesale Banking segment over 2025 , may be summarized, as follows : ⭬ Loans managed by our Corporate Banking Unit amounted to Ch $ 7 , 400 , 698 million in December 2025 , which represents an annual decrease of Ch $ 715 , 224 million or 8 . 8% . This contraction was largely driven by : (i) an annual decline of Ch $ 779 , 906 million or 70 . 7 % in Trade Finance loans, which is the result of diverse factors, including a comparison base effect associated with more dynamism in foreign trade loans last year among some clients served by this banking unit, the 9 . 5 % appreciation of the Chilean Peso against the U . S . dollar, and – more significantly – the maturity and repayment of a group of low - spread Trade Finance lending operations in the 4 Q 25 , which had partly to do with funding raised by customers through bond placements in the capital market, and (ii) an annual decrease of Ch $ 159 , 745 million or 2 . 5 % in commercial credits driven by subdued demand for loans . These factors were to some degree offset by : (i) a 12 - month expansion of Ch $ 225 , 017 million or 68 . 1 % in Factoring loans, and (ii) Leasing loans that increased Ch $ 17 , 790 million or 7 . 9 % on an annual basis as of December 31 , 2025 . ⭬ Loans managed by our Large Companies Banking Unit that reached Ch $ 5 , 347 , 288 million in December 2025 , which denotes an annual decline of Ch $ 27 , 411 million or 0 . 5% . Although this banking unit displayed signs of recovery during

Management Discussion & Analysis the year by growing positively until the 3 Q 25 , it ended 2025 with a slight annual contraction primarily caused by : (i) Trade Finance loans that decreased Ch $ 58 , 806 million or 7 . 3 % on an annual basis, which was largely explained by the 9 . 5 % annual appreciation of the Chilean peso against the U . S . dollar rather than business dynamics, and (ii) an annual decline of Ch $ 23 , 633 million or 0 . 8 % in commercial credits, which was partly explained by the maturity of Fogape loans formerly granted to these customers . These factors were partly counterbalanced by Leasing loans that recorded an annual increase of Ch $ 48 , 891 million or 4 . 1% , which is aligned with enhanced value offerings we have developed for this lending product in the Wholesale Banking segment over the last couple of years . Market Share in Loans (1) (% as of the end of each period) 16.2% 16.1% 18.7% 18.5% 18.4% 18.2% 18.1% 16.0% 15.8% 16.1% 15.9% 16.0% 15.8% 15.5% 15.4% 15.6% 15.7% 15.8% 15.6% 15.6% jun - 25 sept - 25 nov - 25 Consumer Loans Residential Mortgage Loans nov - 24 mar - 25 Total Loans Commercial Loans (1) Excluding operations of subsidiaries abroad. In terms of market share, as of November 30 , 2025 (latest information released by the CMF), we had a market stake of 15 . 8 % in total loans, which denotes an annual decline of 21 bp . when compared to November 2024 . This change was mainly caused by : (i) a 36 bp . market share decrease in commercial loans (from 15 . 8 % achieved in November 2024 ), which was primarily caused by specific dynamics related to the rollover of Trade Finance loans by the end of the year, which primarily affected our loan growth in corporate banking, and (ii) an annual market share decrease of 53 bp . in consumer loans from the 18 . 7 % achieved in November 2024 , which was mainly explained by the commercial strategies deployed by some market players in order to gain market positioning in the low - and middle - income customers that are not part of our targeted segments . These factors were partly offset by a market share gain of 11 bp . in residential mortgage loans (from the 15 . 4 % recorded in November 2024 ) based on both our competitive cost of funds and deep customer knowledge . Going forward, as mentioned in previous reports and on the grounds of what we have seen over the recent quarters, we expect increased dynamism in loan growth for 2026 , particularly in consumer and commercial loans, in line with expectations revised upwards for both private investment and household consumption . Also, because of the market share decrease we experienced in the 4 Q 25 , we have revised our forecast for loan growth for 2026 , as we expect to recover market stake in commercial and consumer loans . Accordingly, we are now anticipating that our loan portfolio will grow in the range of 6 % to 7 % in nominal terms, which compares to ~ 4 . 5 % nominal growth we project for the industry in 2026 . From a lending product perspective, we expect to grow above the industry in commercial loans and consumer loans while maintaining the market stake in residential mortgage loans . Securities Portfolio As of December 31 , 2025 , our Securities Portfolio accounted for Ch $ 7 , 533 , 869 million, which denotes a rise of Ch $ 2 , 375 , 380 million or 46 . 0 % when compared to the same period in 2024 . Chilean Central Bank & Chilean Government 4,433,572 58.8% Local Banks 2,511,601 33.3% Securities Portfolio by Type of Instrument (1) (In Millions of Ch$ and %) Local Corporate Bonds 104,679 1.4% Foreign Issuers 81 , 758 1.1% Mutual Funds & Other 402,259 5.3% (1) Mututal Funds & Other instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 46 As of December 31 , 2025 , our Securities Portfolio was composed of : (i) fixed - income securities issued by both the Chilean Central Bank and the Chilean Government, representing 58 . 8 % of the total portfolio, (ii) bonds and certificates of deposit (CD hereafter) issued by local banks that jointly accounted for 33 . 3% , (iii) mutual funds and other securities representing 5 . 3 % of the total portfolio (including minor equity positions held by our Securities Brokerage

Management Discussion & Analysis subsidiary), (iv) corporate bonds in local currency amounting to 1 . 4% , and (v) foreign - currency bonds primarily associated with Treasury bills issued by the U . S . Federal Reserve and Chilean sovereign bonds issued in foreign currency, which jointly represented 1 . 1 % of our Securities Portfolio . Securities Portfolio by Investment Purpose (1) (In Millions of Ch$) 1,714,381 3,121,702 944,074 2,088,345 460,937 3,548,971 411,689 402,259 5,158,489 7,533,869 Dec - 24 Fair Value Through P&L Amortized Cost Dec - 25 Fair Value Through OCI Other Instruments (1) Other Instruments include minor positions in equity instruments held by our Securities Brokerage subsidiary. | 47 From the investment purpose perspective, as of December 31, 2025, our Securities Portfolio was composed of: ⭬ Securities measured at Fair Value through Other Comprehensive (“FVOCI”, hereafter) amounting to Ch $ 3 , 548 , 971 million or 47 . 1 % of the total portfolio . This category was primarily invested in : (i) CD issued by local banks that totalled Ch $ 2 , 234 , 247 million or 63 . 0 % of the FVOCI portfolio, and (ii) securities issued by the Chilean Government that accounted for Ch $ 1 , 174 , 306 million or 33 . 1 % of the FVOCI portfolio as of the same date . To a much lesser degree, the FVOCI portfolio was also composed of corporate bonds denominated in local currency amounting to Ch $ 104 , 679 million, or 2 . 9 % of the portfolio, and fixed - income securities denominated in foreign currency by Ch $ 35 , 739 million or 1 . 0 % of the FVOCI portfolio . ⭬ Securities measured at Fair Value through Profit and Loss (“FVPL”, hereafter) that reached Ch $ 3 , 121 , 702 million on December 31 , 2025 , which were primarily invested in short - term notes (PDBC hereafter) issued by the Chilean Central Bank totalling Ch $ 2 , 371 , 952 million . As we have mentioned in the past, the PDBC are widely used by our Treasury for liquidity management purposes . As of the same date, the remaining balance was mostly related to : (i) positions in bonds issued by both the Chilean Central Bank and the Chilean Government that jointly amounted to Ch $ 426 , 376 million, and (ii) bonds issued by local banks for an amount of Ch $ 277 , 354 million . ⭬ Financial instruments measured at Amortized Cost (AC, hereafter) that amounted to Ch $ 460 , 937 million or 6 . 1 % of our total Securities Portfolio . ⭬ Other instruments that totaled Ch $ 402 , 259 million, primarily related to mutual funds invested in Central Bank’s bonds (~ 99 . 5 % of this amount) for liquidity management purposes . The remaining amount corresponds to minor equity positions held by our Securities Brokerage subsidiary . Regarding the annual change evidenced by our Securities Portfolio, the Ch $ 2 , 375 , 380 million rise was mainly explained by : ⭬ An annual increase of Ch $ 1 , 460 , 626 million or 69 . 9 % in FVOCI securities, steered by : (i) an increase of Ch $ 913 , 217 million or 69 . 1 % in fixed - income instruments issued by local banks, mainly CD, associated with liquidity management, and (ii) a rise of Ch $ 513 , 529 million or 77 . 7 % in long - term bonds issued by the Chilean Government . The annual increase experienced by the FVOCI portfolio relies on both the exchange of bonds formerly booked as AC fixed - income instruments that were booked as FVOCI instruments afterwards and positions taken by our Treasury on the grounds of our view of interest rates . ⭬ Higher balances of FVPL securities by Ch $ 1 , 407 , 321 million or 82 . 1 % in December 2025 than in December 2024 . This change was almost entirely explained by increased funding raised through the placement of long - term bonds in the 3 Q 25 – primarily in the local market – as part of the funding strategy deployed by our Treasury that pursues to replace upcoming amortizations of debt issued formerly together with both reducing financial mismatches in the banking book by returning to exposures seen before the COVID - 19 pandemic and financing loan growth in the coming quarters . The proceeds obtained from these bond placements were primarily invested in PDBC, as evidenced by a Ch $ 1 , 164 , 856 million annual growth when compared to December 2024 . These factors were partly offset by an annual decrease of Ch $ 483 , 137 million or 51 . 2 % in fixed - income securities measured at AC in December 2025 . This change was mainly driven by the exchange of some bonds issued by the Chilean Government that were booked in this portfolio and were close to maturity (2026) for newly issued bonds maturing in 2027 for an amount of ~Ch $ 472 , 000 million . As a result, the AC portfolio almost halved in the 2 Q 25 and the new bonds were booked as part of the FVOCI portfolio, as previously mentioned . The evolution of our Securities Portfolio in 2025 was marked by the funding strategy deployed by our Treasury in the second half of the year that temporarily resulted in increased positions in both FVPL and FVOCI securities . Going forward, however, we foresee

Management Discussion & Analysis our Securities Portfolio converging to more normalized levels in 2026 to the extent loan growth gains momentum, as expected. Evolution of Interest Rates (Nominal and Real Rates in %) 0% 2% 4% 6% 8% 10% 12% 0% 2% 4% 6% 8% 10% 12% Dec - 22 Mar - 23 Jun - 23 Sep - 23 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 Dec - 25 BCP 5y BCU 10y BCP 10y MPR BCU 5y FED Fund Source: Risk America and the Chilean Central Bank. Concerning interest rates, in the 4 Q 25 we witnessed a moderate decrease in local interest rates, following the expected track for the monetary policy interest rate and, more importantly, the revised forecasts for inflation, which seems to be returning to the Central Bank’s target range while anchoring at 3 . 0% . In this line, the Central Bank reduced the monetary policy interest rate (MPR hereafter) twice during 2025 , from 5 . 0 % in December 2024 to 4 . 75 % in July 2025 and to 4 . 50 % in December 2025 . As a result, the term premium managed to become slightly positive in the CLP yield curve over the year . Regarding medium - and long - term interest rates, during the 4 Q 25 we continued to witness an average downward trend in local interest rates . In fact, in the 4 Q 25 the CLP interest rates for five - and ten - year tenors continued to decrease, as reflected by annual decreases of 68 bp . and 59 bp . in five - and ten - year CLP denominated bonds, respectively, in December 2025 when contrasted to December 2024 . Although CLF interest rates followed the downward trend, we evidenced more tempered decreases as demonstrated by five - and ten - year bonds that reached 2 . 3 % each other in December 2025 , which denote an drop of 30 bp . for both tenors when compared to December 2024 . In the 4 Q 25 , interest rates of five - and ten - year CLF bonds remained almost constant . The uneven behavior of CLP and CLF interest rates had mainly to do with inflation expectations that converged to the midpoint of the Central Bank’s target range over the second half of 2025 . Regarding foreign interest rates, the FED carried out three cuts to the FED Fund Rate (FFR) in 2025 from 4 . 50 % in December 2024 to 4 . 25 % in September 2025 , 4 . 00 % in October 2025 and 3 . 75 % in December 2025 . Although inflation remains above the FED’s target of 2 . 00% , subdued job creation would have conducted the series of cuts to the FFR . For 2026 , we expect the MPR to decline once more to the level of 4 . 25 % in December 2026 , which would be supported by an inflation rate that would definitively return to the mid - term target range defined by the Chilean Central Bank . In the case of long - term interest rates, we continue to foresee five - and ten - year Central Bank bonds denominated in CLP in the upper boundary of the 5 . 0 % to 5 . 5 % range, while five - and ten - year Central Bank bonds denominated in CLF would hover at the ceiling of the 2 . 0 % to 2 . 5 % range . As a result, the CLP yield curve is expected to continue steepening in the coming quarters . Other Assets Our Other Assets (including Cash and Due from Banks, Derivatives, Loans to Banks, Cash in Collection & REPO and Others Items) amounted to Ch $ 8 , 212 , 035 million on December 31 , 2025 , which denotes an annual decline of Ch $ 635 , 881 million or 7 . 2 % when compared to December 2024 . Other Assets (In Millions of Ch$) 8,847,916 8,212,035 1,928,268 2,241,931 716,698 565,752 459,747 666,815 515,062 2,377,312 399,123 1,899,181 2,590,986 2,699,076 Dec - 24 Other assets Deferred & Current Taxes Dec - 25 Transactions in the course of collection & REPO Loans to Banks Derivatives Cash and Deposits in banks The main drivers conducting the annual change in Other Assets were : (i) an annual decrease of Ch $ 478 , 131 million or 20 . 1 % in the fair value of both Derivatives (including trading and hedge accounting) as of December 31 , 2025 due to both the 9 . 5 % annual appreciation of the Chilean Peso against the U . S . dollar | 48

Management Discussion & Analysis in December 2025 when compared to December 2024 along with changes in local and foreign interest rates, and (ii) Loans to Banks that declined Ch $ 267 , 692 million or 40 . 1 % annually, as a result of lower loans provided to foreign banks . Current Accounts & Other Demand Deposits Our Current Accounts & Other Demand Deposits balances (“DDA” hereafter) amounted to Ch $ 14 , 498 , 196 million as of December 31 , 2025 , which represents an annual increase of Ch $ 234 , 893 million or 1 . 6% . As we pointed out over the year, DDA balances behaved slightly above expectations in 2025 by displaying positive real annual growth rates for most of the year . In this regard, the annual change as of December 2025 , which is below both the growth rates seen in previous quarters and annual inflation, is mainly explained by the high comparison base of December 2024 . Current Accounts & Other Demand Deposits by Segment (In Millions of Ch$) 14,498,196 14,263,303 6,215,318 6,287,985 8,282,878 7,975,318 Dec - 24 Retail Banking Dec - 25 Wholesale Banking As we have highlighted in the past, the evolution of our DDA has continued to be underpinned by : (i) a premium customer base, particularly in personal banking, that is characterized by holding average balances above relevant peers, which results in a stronger preference for liquidity, and (ii) our permanent focus on local - currency DDA, which represents a more stable type of funding than foreign currency DDA . For most of 2025 , DDA balances moved in the same direction in both the Retail and Wholesale banking segments, although with different intensity and consistency . Thus, DDA held by retail | 49 banking depositors have remained in a sort of plateau at the level of Ch $ 8 , 000 , 000 million since December 2024 , picking up slightly on December 31 , 2025 when compared to a year earlier . This pattern would have been explained by : (i) lower liquidity among customers in the banking system as a whole, which became clearer with the slide in time deposits for these customers overtime, and (ii) the search for more profitable alternatives such as mutual funds offered by our specialized subsidiary . Instead, DDA managed by the wholesale banking segment fluctuated more markedly over the year, since diverse M&A transactions occurring in the local market resulted in temporary increases in DDA balances held by some specific customers for some periods of time . In line with the above, the annual change in DDA balances was the result of : (i) DDA balances managed by our Retail Banking segment that increased Ch $ 307 , 560 million or 3 . 9 % when compared to December 31 , 2024 by reaching Ch $ 8 , 282 , 878 million on December 31 , 2025 , and (ii) a slight annual decrease of Ch $ 72 , 667 million or 1 . 2 % in DDA balances handled by our Wholesale Banking by amounting to Ch $ 6 , 215 , 318 million on December 31 , 2025 . Whereas DDA managed by our Retail Banking segment are primarily denominated in CLP, DDA balances denominated in foreign currency play a role in wholesale banking DDA, although for the 12 - month period ended December 31 , 2025 we did not see a significant change in foreign - currency DDA . In this regard, it is important to note that we continue to widen our value offering for wholesale banking customers by providing multi - currency checking accounts, from which we expect to benefit in the future . Also, based on the annual change in DDA and the tempered growth experienced by our loan book, as of December 31 , 2025 our reciprocity ratio of DDA to Total Loans was 37 . 0% , which is above the 36 . 7 % ratio recorded on December 31 , 2024 . As we have pointed out in previous reports, the current level of our reciprocity ratio is above the range 34% – 35 % range observed prior to 2020 , which is positive for us from the net interest margin perspective . Concerning market positioning, as of November 30 , 2025 (latest information released by the CMF), we ranked first among privately - owned banks in the industry in DDA denominated in local currency by attaining a market stake of 20 . 3% , which denotes an annual gain of 22 bp . when compared to November 30 , 2024 . In line with this, as of November 30 , 2025 we also led the industry in personal banking current account balances with a market share of 23 . 6% , which are predominantly denominated in local currency . As we have mentioned in the past, local - currency DDA are a strategic funding source for us given its stability over time and the contribution these liabilities represent in terms of cost of funds . Due to that, we are focused on enhancing the value offerings for our traditional current account holders and – more recently – for FAN Account users in order to maintain our market - leading position in the long run .

Management Discussion & Analysis For 2026 we expect DDA balances to grow below the expansion in Total Loans by increasing in the range of 4 . 0 % to 5 . 0 % in December 2026 when compared to December 2025 . Accordingly, our reciprocity ratio of DDA to Total Loans would be in the range of 36 . 0% – 37 . 0 % over the year . Regarding market positioning, we pursue to gain market share in local - currency and personal banking DDA balances during 2026 , thus maintaining our market - leading position in this product, on the grounds of value offerings that we continue to enhance for both traditional current account holders and FAN Account users in the Retail Banking segment, as well as in the Wholesale Banking segment by widening the array of deposit services . Time Deposits & Saving Accounts As of December 31 , 2025 we had Time Deposits and Saving Accounts (“TD”, hereafter) balances that amounted to Ch $ 13 , 971 , 968 million . This level represents an decline of Ch $ 196 , 735 million or 1 . 4 % as compared to December 31 , 2024 . Time Deposits & Saving Accounts by Segment (In Millions of Ch$) 14,168,703 13,971,968 4,553,641 4,273,430 9,895,273 9,418,327 Dec - 24 Retail Banking Dec - 25 Wholesale Banking & Treasury The evolution of our TD balances in 2025 was marked by the normalization of crucial market factors, such as short - term interest rates and inflation, together with liquidity levels among depositors that appear to have stabilized after periods of huge misalignment with fundamentals . Accordingly, the annual change in our TD balances had mainly to do with a negative correlation with DDA balances held by core commercial banking customers (customers served by banking units that belong to both the Retail Banking and the Wholesale Banking segments) . This trend was partly counterbalanced by an end - to - end increase in TD balances | 50 held by financial or institutional counterparties, who directly deal with our Treasury . Regarding core banking customers, in 2025 our TD balances held by both Retail Banking and Wholesale Banking customers (other - than - financial counterparties) evidenced a soft landing from the figures seen a couple of years ago . Undoubtedly, this decline was primarily fostered by lower interest paid on TD as CLP short - term interest rates continued to track the monetary policy interest rate, which encouraged depositors to prefer liquidity through DDA over lower profitability through TD . As for the financial or institutional counterparties that trade with our Treasury, in 2025 we increased the use of this kind of funding, particularly in the first half of the year in order to raise funding in certain tenors and currencies as part of our ALM strategies . As result of the above, the trends seen in TD balances managed by both our Retail Banking and Wholesale Banking segments (including financial counterparties) have been mixed . In fact, TD managed by our Wholesale Banking segment and Treasury segment jointly reached Ch $ 4 , 553 , 641 million as of December 31 , 2025 , which represents an annual increase of Ch $ 280 , 211 million or 6 . 6% . This change, however, was composed of opposing factors, including : (i) an annual rise of Ch $ 490 , 957 million in TD with financial counterparties managed by our Treasury, and (ii) an annual decrease of Ch $ 210 , 747 million or 7 . 9 % in TD balances taken by core wholesale banking customers (served by our Corporate and Large Companies banking units) . The annual growth recorded by TD held by institutional investors was primarily driven by actions taken by our Treasury to manage interest rate and inflation - indexation gaps in the banking book over a short period of time . Based on these actions we were able to maximize revenues from asset and liability management by adjusting our financial positions timely to profit from changes in key market factors . Instead, TD handled by our Retail Banking segment amounted to Ch $ 9 , 418 , 327 million on December 31 , 2025 , which denotes an annual decrease of Ch $ 476 , 946 million or 4 . 8% . This change was in line with the trajectory we saw all through 2025 due to both the normalization of liquidity among retail customers and the decrease in short - term interest rates that has encouraged them either to prefer liquidity through DDA or to look for other alternatives, such as mutual funds . For 2026 , the evolution of TD balances will depend on funding needs and the path followed by key market factors . Nevertheless, in our baseline scenario, we forecast a flat trend in nominal terms for our TD balances between December 2025 and December 2026 . This pattern would be underpinned by opposing factors, including : (i) slightly increasing demand for TD from core retail and wholesale customers on the grounds of both short - term interest rates that are expected to return to neutral levels and a 12 - month inflation rate that would definitively converge to the midpoint of the Central Bank’s target range all through 2026 , and (ii) an annual decline in TD balances held by financial counterparties handled by our Treasury as we envision to

Management Discussion & Analysis continue converging to a mid - term funding structure mix through the placement of long - term senior bonds in Chile or abroad to proactively manage financial mismatches in the banking book . Debt Financial Instruments Issued & Regulatory Capital Financial Instruments As of December 31 , 2025 we had Debt Financial Instruments Issued and Regulatory Capital Financial Instruments of that jointly amounted to Ch $ 11 , 887 , 944 million, which denotes an annual increase of Ch $ 1 , 128 , 996 million or 10 . 5% . Evolution of Debt Financial Instruments Issued & Regulatory Capital Instruments (1) (In Millions of Ch$) 11,887,944 10,758,948 521 1,087,093 10,800,330 850 1,068,879 9,689,219 Dec - 24 Dec - 25 Senior Bonds Mortgage Finance Bonds Subordinated Bonds (1) Includes senior unsecured debt instruments, mortgage finance bonds and also subordinated bonds that are part of regulatory capital instruments. | 51 On December 31 , 2025 , our total balances of Debt Financial Instruments Issued and Regulatory Capital Financial Instruments were composed of : (i) senior bonds placed in Chile and abroad for an amount of Ch $ 10 , 800 , 330 million, of which 20 % represented senior bonds issued overseas and denominated in foreign currency, while the remaining 80 % was associated with bonds placed in the local capital market, mostly denominated in CLF, (ii) subordinated bonds denominated in CLF and issued in the locally, amounting to Ch $ 1 , 087 , 093 million, and (iii) mortgage finance bonds denominated in CLF that amounted Ch $ 521 million . It is worth noting that the mortgage finance bonds are no longer issued, and the current balance of these instruments represents the remaining run - off of instruments placed many years ago . Regarding the annual variation in Debt Financial Instruments Issued and Regulatory Capital Financial Instruments, it mainly relied on the funding strategy deployed by our Treasury since the 3 Q 25 , which enabled us to raise long - term financing primarily in the local capital market . This resulted in an annual growth of Ch $ 1 , 110 , 782 million or 11 . 5 % in senior bonds from Ch $ 9 , 690 , 069 million in December 2024 to Ch $ 10 , 800 , 851 million on December 31 , 2025 . By means of this strategy we aimed at securing long - term funding to address the expected rebound in lending activity, while taking financial gaps in the banking book to levels prior 2020 as key market factors, such as interest rates and inflation, seem to be heading towards neutral levels . Thus, over the 12 - month period ended December 31 , 2025 we carried out : (i) Several placements of senior bonds denominated in CLF in the local market for a total amount of Ch $ 1 , 572 , 815 million, with residual maturity of ~ 10 . 0 years and bearing an average interest rate of ~ 3 . 0% , and (ii) Five placements of senior unsecured bonds overseas (in Switzerland, Japan, Mexico, Australia and Hong Kong) for a total amount equivalent to Ch $ 350 , 331 million and an average tenor of ~ 6 . 4 years, which were swapped to CLF through derivatives hedge accounting . Regarding Regulatory Capital Financial Instruments, as of December 31 , 2025 we had outstanding subordinated bonds for an amount Ch $ 1 , 087 , 093 million, representing an increase of Ch $ 18 , 214 million or 1 . 7 % when compared to December 31 , 2024 . Over the las twelve months, we have not issued any new tranches of this type of funding and, consequently, the annual change is largely explained by the effect of inflation on CLF - denominated notional amounts and scheduled coupon payments . As of December 31 , 2025 we did not have any other type of regulatory capital financial instruments . As we have highlighted in the past, subordinated bonds provide long - term funding but can also be used to comply with regulatory capital requirements . Because of the positive capital buffers we have built in recent years and the moderate evolution of our balance sheet over the same period, we have not carried out any issuance of subordinated bonds since September 2019 . Going forward, we keep on constantly assessing market opportunities and funding alternatives depending on the expansion of our balance sheet and risk management principles . In this regard, we expect to continue placing long - term senior bonds both to replace scheduled repayments and to actively manage the financial gaps in the banking book, particularly in the context of revised methodologies to measure the interest rate risk in the banking book (IRRBB hereafter) by the Chilean regulator . Accordingly, we foresee outstanding balance of senior bonds increasing ~ 10 % in nominal terms by December 2026 when compared to December 2025 . In any case, new bond placements will depend on our ability to take advantage of attractive financial

Management Discussion & Analysis conditions that allow us to maintain a competitive cost of funds . Regarding subordinated bonds, for 2026 , although we do not foresee new issuances in the normal course of business, we cannot rule them out if the regulator decides to set further capital requirements on us or the banking system as a whole . Other Liabilities The Other Liabilities (composed of Borrowings from Financial Institutions, Derivatives, Provisions and Others Items) amounted to Ch $ 7 , 943 , 260 million on December 31 , 2025 , which was Ch $ 661 , 774 million or 9 . 1 % above the amount recorded on December 31 , 2024 . Other Liabilities (In Millions of Ch$) 7,943,260 7,281,486 4,268,470 3,592,172 2,378,039 2,585,846 1,296,751 1,103,468 Dec - 25 Dec - 24 Provisions & Others Derivatives Borrowings from Financial Institutions The annual increase was mainly the result of a yearly rise amounting to Ch $ 676 , 298 million or 18 . 8 % in Provisions & Other liabilities, which was associated with : (i) an annual increase in REPO related to market - making activities carried out by our Securities Brokerage subsidiary, and (ii) greater volumes of transactions in course of payments as part of year - end dynamics related to operations executed by our treasury . To a lesser extent, Borrowings from Financial Institutions rose Ch $ 193 , 283 million or 17 . 5 % on an annual basis, largely due to increased balances of loans from foreign banks as our Treasury has prioritized cross - currency funding operations to take advantage of favourable arbitrage opportunities between foreign and CLF - denominated interest rates . These drivers were partly offset by a decline of Ch $ 207 , 807 million or 8 . 0 % in Derivatives (held for both trading and hedge accounting), primarily due to the 9 . 5 % appreciation of the Chilean Peso against the U . S . dollar, together with changes in local and foreign interest rates . Equity As of December 31 , 2025 our total Equity amounted to Ch $ 5 , 799 , 535 million, which is Ch $ 176 , 534 million or 3 . 1 % above the amount recorded in December 2024 . Based on our capital management principles, our capital position is primarily supported by our income - generating capacity, which enables us both to retain the annual effect of inflation on capital in order to keep the real value of our equity constant and, if approved by our shareholders, to retain part of the net distributable earnings (which equals net income less the effect of inflation on equity) . Total Equity (1) (In Millions of Ch$) 5,799,535 5,623,001 586,308 610,166 2,090,790 1,878,778 3,122,437 3,134,057 Dec - 24 Dec - 25 Net Income for the Period (Net of Prov. for Div.) Retained Earnings Capital & Reserves (1) Net Income for the Period (Net of Div.) includes non - controlling interest for the period. | 52 The main underlying factor behind the annual expansion in our Equity was the retention of the effect of inflation on our capital and reserves for the year ended December 31 , 2024 . As agreed by our shareholders on March 27 , 2025 , this amount reached Ch $ 212 , 012 million and aims to keep our paid - in capital and reserves hedged against inflation . This factor, in turn, was to some degree offset by : ⭬ An annual decrease of Ch $ 23 , 858 million in net income for the year ended December 31 , 2025 when compared to December 31 , 2024 , after deducting provisions for dividends . ⭬ An annual decrease of Ch $ 13 , 536 million in Other Comprehensive Income accumulated in Equity, which was the result of mixed factors, including :

Management Discussion & Analysis Negative fair value adjustments on derivatives hedge accounting by Ch $ 20 , 689 million as of December 31 , 2025 when compared to the amount recorded as of December 31 , 2024 , mainly due to an average downward trend observed in CLF - denominated interest rates in 2025 , particularly for longer tenors which increased the fair value of the liability position embedded in the swap instruments . Positive fair value adjustments by Ch $ 7 , 871 million on FVOCI securities as of December 31 , 2025 when compared to the amount recorded as of December 31 , 2024 . This change was also fostered by the average decrease seen in local interest rates (CLP and CLF), which benefited the fair value of bonds issued by both the Chilean Central Bank and the Chilean Government . | 53

Risk & Capital Management Risk Management Approach Risk Management Principles Banco de Chile’s risk profile ensures that its business can sustainably grow and is aligned with its strategic objectives, in order to maximize value creation and guarantee its liquidity and solvency . Global risk management takes into consideration the business segments served by the bank and its subsidiaries, which is approached from an integrated and differentiated perspective . The bank's corporate governance relies on active participation by the board, in order to adequately manage risk, either directly or through committees composed of directors and senior management that have been described in the Corporate Governance section of this report . The board establishes the risk policies, the risk appetite framework, and the guidelines to develop, validate and monitor its models . It approves the provision models and annually issues an opinion on the adequacy of provisions . Management is responsible for establishing rules and procedures, and for controlling compliance with the board’s instructions . The bank has integrated its capital and liquidity planning process into its strategic planning, in line with the risks inherent to its business, the financial and competitive environment, its business strategy, corporate values, and its risk governance, management and control systems . Its capital planning process is aligned with the regulator’s requirements and incorporates Risk Weighted Asset calculations and stress tests for its credit, market and operational risks, and the integrated measurement of its financial and non - financial risks . The Corporate Risk Division and the Cybersecurity Division jointly manage risk . They form the corporate risk governance structure, and their highly experienced and specialized teams, together with a robust regulatory framework, secure optimal and effective management of the matters they address . The Corporate Risk Division is responsible for credit risk during the loan origination, monitoring and recovery stages for both the Retail and Wholesale segments and, through the Market Risk Area, is also responsible for measuring, limiting, controlling and reporting on market risk, as well as defining valuation and management standards for the Bank’s assets and liabilities . | 54

Risk & Capital Management Internal Control Model The board of directors is responsible for defining and continuously evaluating the internal control environment in order to ensure conservative management and effective auditing. To guarantee audit independence, the Bank has a hierarchical structure and validation mechanisms in order to address audit issues. | 55

Risk & Capital Management Credit Risk Credit risk assesses the probability that the counterparty in a credit transaction does not meet its contractual obligation because of payment incapacity or financial insolvency, and that leads to a potential loan loss. The bank seeks an adequate risk - return and an appropriate risk balance, through careful credit risk management, which covers the loan origination, monitoring and recovery processes . It also continuously manages risk knowledge using an integral approach, in order to contribute to the business and anticipate threats that may damage its solvency or the quality of its loan portfolio, by developing a unique risk awareness culture throughout the corporation . This requires developing a risk management framework for the business segments served by the bank, responding to regulatory requirements and commercial dynamism, contributing to digital transformation, and contributing to the bank’s businesses from a risk management perspective . It adopts a portfolio perspective that efficiently and proactively manages, resolves and controls the business approval process . The bank integrates socio - environmental criteria into its evaluations for granting financing for domestic and regional projects that might generate such an impact, wherever executed . Projects must have all the permits, authorizations, licenses and studies required for their impacts in order to qualify for financing . For large customers, the bank also has specialized customer service units involved in the process of financing large - scale projects such as public works concessions that include building infrastructure and mining, power or real estate developments, all of which may have an environmental impact . Credit policies and processes are based on the following management principles, which use a specialized approach according to the characteristics of the bank’s markets and segments, and acknowledges their peculiarities : Perform a rigorous evaluation during the loan origination process Implement a continuous, robust portfolio monitoring process Develop credit risk modelling guidelines, covering regulatory and management aspects, for efficient decision making at each stage of the lending process. Implement a timely, flexible, efficient collections structure Efficiently manage teams, tools and information availability Our Corporate Risk division use these management principles to contribute to the business and anticipate threats that may affect solvency and portfolio quality, based on a segmentation by business, as follows : Retail Banking Segment Loan origination for these segments is mainly managed using risk evaluation scoring tools, supported by an appropriate credit attribution model, which is required to approve each transaction . These evaluations examine factors such as total borrowings, payment capacity and maximum acceptable exposure for the customer . Wholesale Banking Segment Origination management for this segment involves an individual assessment of the customer and if it belongs to a group of companies then this takes into consideration the bank’s relationship with the rest of the group . This individual assessment considers income - generating capacity, financial capacity with emphasis on solvency, exposure levels, industry variables, an evaluation of the partners and management and aspects particular to the transaction such as the financing structure, terms, products and any guarantees . | 56

Risk & Capital Management The Bank separates this risk based on three types of market factors : spot prices, interest rates and option volatility . The Bank has a Market Risk Management policy, which is annually approved by the Board of Directors, where the types of internal limits and alerts are established, in addition to the regulatory ones, for the measurement of financial exposures and/or price risks . The measurement and control of the price risk, for management purposes, is carried out through several internal metrics and reports that differ from each other, depending on whether they are used for exposures in the Trading and Currency Book or for those belonging to the Accrual Book . Regarding the internal tools designed for the Trading and Currency Book, the price risk management is deployed through the calculation and reporting of financial exposures through their sensitivities or greeks and the risk of the entire portfolio by means of the VaR model . Additionally, the Bank has established internal metrics for the management of the price risk of the Accrual Book, defining limits and alerts for interest rate exposures . The Bank measures interest rate exposures through the Interest Rate Exposure (IRE) metric, and interest rate risk for the Accrual Book using the EaR 12 M (Earnings at Risk 12 months) methodology . In addition, internal policies establish the periodic carrying out of stress exercises on the positions of the Trading and Currency Book, and the Accrual Book, which are used to contrast them against the maximum price risk tolerance defined by the Board of Directors . Limit usage and alert status are regularly reported to the respective business units . Likewise, the Bank's Senior Management is immediately notified in the case of excess limits or activation of alerts, including the monitoring of corrective action plans, if necessary . This information is reported monthly to the Finance, International and Market Risk Committee and on a quarterly basis to the Board of Directors . Price Risk Price risk can be defined as the risk of losses in the Trading and / or the Banking Book, arising from adverse movements in market factors. The Bank has a Liquidity Risk Management Policy, reviewed and approved at least annually by the Board, which establishes the main guidelines for measuring, limiting, reporting and controlling liquidity risk . Funding liquidity is measured, reported and controlled by means of using internal metrics, including the Market Access Report (MAR) . MAR limits are established to ensure that funding can be obtained and / or renewed in professional markets under normal business conditions, in different time horizons and currencies . The Bank also sets a minimum amount of highly liquid assets (or liquidity buffer), and a limit of the cross - currency funding position . Concentration ratios and other complementary metrics are also periodically measured, reported and controlled against warning levels . In addition, the Bank reports standardized metrics to regulators in accordance with their guidelines, such as the Liquidity Coverage Ratio (LCR) and the Net Stable Financing Ratio (NSFR) . It also continuously monitors and tracks market variables and/or material events that could affect our liquidity position . In accordance with its Liquidity Risk Management Policy, the Bank performs regular stress testing in order to quantify its cash needs in the event of adverse scenarios of varying severity, which are contrasted against potentially available action plans detailed within the Liquidity Contingency Plan . These results are daily reported, monitored and controlled based on the maximum liquidity risk appetite defined by the Board . On the other hand, trading liquidity is assured by using limits with certain specific maturities based on the amounts that are normally traded in professional markets for interest rate exposure generated by debt instruments and derivatives . The same process is used to limit the Bank's overall exposure to each currency and to exchange rate volatility with varying maturities . These internal and regulatory metrics are regularly reported to the business units responsible for managing liquidity risk . Similarly, senior management is immediately notified if the limits are exceeded or triggers are breached, including, if necessary, monitoring of corrective action plans . Finally, the general status of liquidity risk is reported to the Asset and Liabilities Committee on a monthly basis and to the Board on a quarterly basis . Liquidity Risk Liquidity risk can arise either due to a reduction in the bank’s funding capacity (funding liquidity risk) or a reduction in the traded value of its assets that can be liquidated or its market factors from derivatives held in its portfolios (transaction or trading liquidity risk). | 57

Risk & Capital Management Operational risk is inherent to all activities, products and systems, as well as strategic, business and support processes throughout the organization . All bank employees are appropriately responsible for the management and control of operational risks inherent to their duties, since these risks may result in direct or indirect financial losses . The bank controls and manages operational risk by developing a regulatory and governance framework adapted to the complexity of its business . The Operational Risk Policy defines a comprehensive management framework that includes identifying, evaluating, controlling, mitigating, monitoring and reporting these risks . This requires executing several processes as follows : Process Assessment Supplier Management Fraud Management Management of Operational Events and Operational Losses Operational Risk Assessment for Projects Control Testing Risk Appetite Profile and Framework Self - Assessment Matrix Relations with External Entities and Corporate Training Plan Operational Risk Operational risk is the risk of loss resulting from deficiencies or failures in internal processes, staff or systems, or from external events. This definition includes legal risks and excludes strategic and reputation risks. Being prepared to face any emergency is key to providing exceptional services to our customers . Therefore, we have developed a robust, consistent Business Continuity Plan to safeguard the bank and its subsidiaries . The objective of the plan is to establish general guidelines for ensuring the safety of our employees, protecting the organization's capital from catastrophic events, maintaining and updating documentation, and conducting training and testing . To comply with these guidelines, the bank has developed a strategy to meet this objective that covers the following areas: Document Management Business Continuity Testing Crisis Management Critical Supplier Management Management of Alternative Sites Relationship with Subsidiaries and External Organizations Continuous Improvement Training Information Security Officer (ISO) Business Continuity Different situations that could affect the business continuity of the organization or the country, which requires to be constantly prepared to keep operating the products and services that are critical to its customers. | 58

Risk & Capital Management Society is increasingly digitalized, so customer privacy and cybersecurity risk management is a priority for Banco de Chile . Therefore, the bank has developed a Strategic Cybersecurity Plan, which is aligned with the bank's business strategy . The main objectives of this plan are to protect customer and employee data, safeguard the bank's data, manage technological, cybersecurity and data security risks, and strengthen the risk prevention culture . This plan complies with the appropriate regulations, which include the Personal Data Protection Law 21 , 096 , the Protection of Privacy Law 19 , 628 and the provisions published in the Updated Compilation of Rules (RAN) issued by the Financial Market Commission (CMF) . This plan has been approved by senior management, who regularly receive associated progress reports . Data security and cybersecurity policies at Banco de Chile establish guidelines regarding the responsibility for and protection of data and its associated risk management, based on both regulatory aspects and international standards . These policies are reviewed annually and apply to employees, outsourced personnel, as well as suppliers and contractors of services who access its facilities or have access to bank and subsidiary data . The controls that protect this information and IT assets are defined by regulations, processes and the bank’s internal procedures . Technological Risk, Cybersecurity and Data Protection Banco de Chile knows that sound ethical management is essential for its industry leading position . Therefore, the bank has diverse protocols, systems and models to ensure ethical behavior of all its employees . The Code of Conduct is the key guideline and essential component of the bank's corporate ethics . It contains the general principles and instructions that guide the ethical - professional conduct of the employees, directors and board advisors . The purpose of the code is to safeguard the fundamental values to properly conduct the bank's business, in accordance with the bank's corporate philosophy . The Ethics Committee is responsible for overseeing its implementation within the bank . Preventing corruption and the use of the bank and its subsidiaries to engage in unlawful practices has been a concern over the last few decades for Banco de Chile . Awareness - raising measures and controls have been intensified during the recent years, in order to prevent this kind of behavior . The bank has approved a Code of Conduct, a Prevention of Dishonest Practices Policy and a Handling Conflicts of Interest Policy, which describe the main roles and responsibilities to avoid that anything may be interpreted as a violation of ethical conduct or imply the risk of corruption or bribery . The Compliance Division by means of its Regulatory Compliance Area and the Ethics Committee are responsible for ensuring compliance with the conduct described in these policies . Conduct Risk and Anti - Money Laundering Model Risk and Internal Control Its purpose is to manage the risks associated with models and their processes, so it relies on the model validation, model risk management and internal control functions . Model validation is responsible for performing an independent review of risk models, including risk - weighted assets and stress testing, during their construction and implementation stages . It validates compliance with board - approved guidelines and addresses aspects such as governance, data quality, modeling techniques, methodological and parametric implementation analysis and documentation . The results of these reviews are submitted to the respective committees . Model risk management is responsible for monitoring models and ensuring that they fulfill their life cycle status . The Model Risk Management Committee was created in July 2023 and is composed of members of the Bank’ senior management . | 59

Risk & Capital Management The Bank supervises and manages its capital adequacy based on the principles and objectives set forth in its Corporate Capital Management Policy and current risk appetite framework, ensuring that its capital base provides adequate coverage for the material risks of the business and complies with the requirements established by the CMF on this matter . Through its Policy, the Bank seeks to ensure the adequacy and quality of the Bank's capital, establish sufficient capital levels, through the definition of internal capital targets, ensure that capital metrics meet the internal capital targets defined by the Bank in the short and medium term, establish periodic and timely reports, to meet the objectives set on this matter and ensure the existence of a governance structure with clear roles and responsibilities within the organization . In terms of capital management, Banco de Chile is governed by, among others, the following principles : (i) ensuring the solvency of the Bank, without losing focus on the profitability of the capital invested by shareholders, (ii) considering capital as a scarce resource, so business and investment decisions should be oriented towards value creation by optimizing the capital invested, (iii) the Board of Directors is ultimately responsible for strategies and decisions that affect capital management, (iv) having a comprehensive capital management model that allows monitoring and control, (v) implementing an annual capital planning process, consistent and aligned with the definition of the risk appetite and strategic goals, and (vi) ensuring the accuracy, reasonability, quality and integrity of information related to capital management . Regarding Governance Structure, Banco de Chile has an adequate segregation of duties that allows activities related to business, control and monitoring, risk measurement and assessment, and capital adequacy, to be executed and reported with sufficient independence and in alignment with best risk and capital management practices . The key participants in the Bank's corporate governance structure for capital management are : Board of Directors : Is the Bank's highest decision - making body, responsible for the supervision of capital management, including regulatory and internal compliance, through the approval of the Policy, the definition of general guidelines for capital management based on the risk profile assumed by the Bank, as well as the approval of internal targets and capital planning, the Risk Internal Assessment Measurement (RIA), the Risk Appetite Framework (RAF) and associated contingency plans, among other elements . Capital Management Committee : Among other matters, the main function of Committee is to oversee and supervise capital management while being responsible for reviewing and proposing changes to the Policy, at least once a year ; reviewing and approving governance documentation associated with capital management ; ensuring that the Bank has sufficient capital to meet both its current needs and those arising from stress scenarios . Capital Management | 60

Risk & Capital Management Funding Concentration & Liquidity Position Our liquidity position has continued to be solid as shown by both the Liquidity Coverage Ratio (LCR) and the Net Stable Funding Ratio (NSFR), both remaining well above the prevailing regulatory limits of 100 % and 90% , respectively, as defined by the banking liquidity regulation . Liquidity Ratios: LCR and NSFR (In percentage as of each date, based on CMF C49 report) 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% 450% 400% 350% 300% 250% 200% 150% 100% 50% 0% dic - 23 mar - 24 jun - 24 sept - 24 dic - 24 mar - 25 jun - 25 sept - 25 dic - 25 LCR NSFR To achieve this position, we maintained high - quality liquid assets (HQLA) that averaged Ch $ 6 , 722 billion during the 4 Q 25 , which explains the positive gap shown by the LCR in relation to both the regulatory and internal thresholds . It is worth mentioning the increase in the LCR over the second half of 2025 , driven by higher holdings of HQLA, explained by the proceeds obtained from long - term debt placements carried out in the 3 Q 25 , and to a lesser extent in the 4 Q 25 . In terms of composition, our HQLAs are primarily composed of fixed - income securities issued by both the Chilean Central Bank and the Chilean Government . In the case of the NSFR, given our balance sheet structure and solid management of liquidity gaps, the relationship between available and required funding has remained stable over time . From the funding concentration perspective, the composition of our deposit base remained relatively stable in 2025 in terms of types of instruments . In this regard, Time Deposits balances – as a percentage of total liabilities (i . e . excluding equity accounts) – showed a moderate decrease from 30 . 5 % in December 2024 to 28 . 9 % in December 2025 . Demand Deposits balances also recorded a decrease from 30 . 7 % in December 2024 to 30 . 0 % in December 2025 , due partly to the previously mentioned increase in long - term debt . Furthermore, given our current and persistent position in liquid assets, the funding from institutional counterparties remains below the funding from non - financial counterparties . In fact, our liabilities structure continues to be well balanced, as reflected by a 43 % share of retail counterparties, a 43 % share of financial counterparties and the remaining 14 % composed of wholesale non - financial counterparties . Liability Concentration by Counterparty (As percentage of Total Liabilities) 43% 43% 14% Financial Counterparties Retail Counterparties Wholesale Non - Financial Counterparties It is important to note that 57 . 2 % of our liabilities with financial counterparties are concentrated in long - term bonds, representing 24 . 6 % of our total liabilities (excluding equity accounts) as of December 31 , 2025 while being a stable source of funding regardless of the counterparty . | 61

Risk & Capital Management Price Risk We continue to prudently manage our trading portfolio by focusing on providing our financial and corporate counterparties with competitive prices under the market - making activity and keeping price risk at bounded levels in the trading book . In Millions of Ch$ Dec - 24 Dec - 25 Ch$ % Average Maximum Minimum 1,098 2,605 334 1,110 1,906 516 11 - 700 182 1.0% - 26.9% 54.4% Value - at - Risk Trading Book (1 - day impact) (99% confidence level / Individual Basis) Year - to - Date Change The Value - at - Risk (VaR) of our Trading Book averaged Ch $ 1 , 110 million in 2025 , which represented a 1 . 0 % increase when compared to the average VaR of Ch $ 1 , 098 million recorded in 2024 . This was primarily explained by increased positions in fixed - income instruments and derivatives in CLP and CLF in 2025 when compared to 2024 . - 10.3% - 24,813 216,032 240,845 Average - 12.2% - 31,809 228,919 260,728 Maximum 1.5% 2,701 178,673 175,971 Minimum Earnings - at - Risk Banking Book (12 - month impact) (99% confidence level / 3 - month defeasance period / Individual Basis) Year - to - Date Change In Millions of Ch$ Sep - 24 Sep - 25 Ch$ % Meanwhile, the interest rate risk in the Banking Book, measured by the 12 - month Earnings - at - Risk (EaR) metric, displayed a decrease from an average of Ch $ 240 , 845 million as of December 31 , 2024 to Ch $ 216 , 032 million as of December 31 , 2025 , denoting a 10 . 3 % annual decline . This change was mostly explained by a decrease in inflation shocks over the year due to model consideration . Our net asset exposure to the CLF in the Banking Book reached Ch $ 8 , 841 billion in December 2025 , which denotes an increase from the level recorded in 3 Q 25 , when we placed a significant amount of long - term senior bonds denominated in CLF . Despite our view that inflation in the local economy is converging to the mid - term target set by the Central Bank, the inflation gap in the banking book increased during the 4 Q 25 , explained by the amortizations of formerly issued bonds denominated in CLF during the period . It is worth mentioning that the CLF position is composed of both our structural gap that hedges our shareholders’ equity from the effect of inflation in the long - term and temporary directional positions taken by our Treasury to benefit from changes in short - term market expectations . Inflation - Indexed Position in the Banking Book (In Billions of Ch$, End of Period) 8,074 8,051 8,302 9,694 8,511 8,982 8,955 8,339 8,841 Dec - 23 Mar - 24 Jun - 24 Sep - 24 Dec - 24 Mar - 25 Jun - 25 Sep - 25 Dec - 25 Based on the revenues obtained from inflation variation over the last quarters, we believe our strategy has more than offset the risk involved . Nevertheless, as mentioned in previous reports, we are continually assessing the expected track for inflation in order to change our exposure, if necessary . | 62

Risk & Capital Management Operational Risk Regarding Operational Risk, we aim to keep a reasonable level of losses, by means of monitoring and controlling the proper functioning of our processes, personnel and internal systems, while also considering external issues . To achieve this goal, we operate through a Comprehensive Risk Management Framework, as well as a governance structure that addresses the complexity of our business model . As of December 31 , 2025 , we incurred net operational losses of Ch $ 18 , 517 million, which was primarily composed of : (i) losses associated with external fraud representing 71 . 4% , (ii) losses related to Execution, Delivery and Process Management amounting to 11 . 0% , (iii) losses categorized as Employment Practices and Workplace Safety representing 9 . 1% , and (iv) other effects that jointly accounted for 8 . 5 % comprised of losses related to Business Interruption and System Failure, losses from Damage to Physical Assets, as well as Clients, Products & Business Practices, and finally Internal Fraud . Net Operational Losses by Type (In Millions of Ch$ / Net of Recoveries) 0 As of December 31, 2024 5,000 10,000 15,000 As of December 31, 2025 External Fraud Customers, Products and Business Practices Work Practices and Safety in the Business Position Execution, Delivery and Process Management Damage to physical assets Business Interruption and System Failure Internal Fraud The amount of net operational losses recorded as of December 31 , 2025 denotes an annual decrease of Ch $ 3 , 425 million or 15 . 6 % when compared to the Ch $ 21 , 942 million registered as of December 31 , 2024 . This change was conducted by specific drivers, as follows : ⭬ An annual decrease of Ch $ 2 , 118 million or 51 . 0 % in net losses associated with the Execution, Delivery and Process Management, mainly due to the implementation of several mitigation procedures that have strengthened the control environment of related processes . ⭬ Lower net losses associated with the Damage to Physical Assets category by Ch $ 500 million or 49 . 1 % on an annual basis, due to a decrease in expenses related to fixed - asset repairs, particularly in ATMs . ⭬ An annual decline of Ch $ 338 million or 37 . 4 % in net losses associated with Business disruption and system failures, primarily driven by initiatives aimed at strengthening system control through preventive adjustments and daily monitoring . ⭬ Lower amount of net operational losses from Customers, Products and Business Practices by Ch $ 267 million or 39 . 6% , mainly due to an annual decrease in legal events . ⭬ An annual decrease of Ch $ 221 million or 1 . 6 % in net losses related to External Fraud, explained by an increase in recoveries associated with electronic fraud, primarily in credit and debit card transactions, as a result of improvements in recovery management processes . This effect was offset by lower recoveries associated with ATM cash thefts, due to a decrease in the occurrence of this type of events in 2025 . To maintain the recent downward trend in operating losses, we continue to implement several measures to strengthen controls, which should allow us to further reduce the impact and/or avoid future operating losses . | 63

Risk & Capital Management Capital Adequacy and Risk Ratings Capital Adequacy Our Total Capital Ratio accounted for 18 . 3 % as of December 31 , 2025 , which denotes an annual increase of 15 bp .. Likewise, both the CET 1 ratio and the Tier 1 ratio were at 14 . 5 % on December 31 , 2025 , which is 13 bp . above the ratios recorded in December 2024 . 10.3% 14.4% 14.4% 18.1% 10.0% 14.5% 14.5% 18.3% (22) bp Capital Adequacy Ratios (As percentage as of each date) +13 bp +13 bp +15 bp Common Common Tier 1 Total Equity Tier 1Equity Tier 1 Capital Capital Total Assets RWA Dec - 24 RWA RWA Dec - 25 The annual increase in our capital adequacy ratios had primarily to do with a bolstered capital base and a moderate expansion of risk - weighted assets (“RWA” hereafter) . As for the former, our CET 1 Capital and Tier 1 Capital rose by Ch $ 132 , 211 million or 2 . 3 % on an annual basis by reaching Ch $ 5 , 644 , 125 million as of December 2025 , primarily as a result of earnings retention from the net income earned in FY 2024 and net income (net of provisions for dividends) earned during the FY 2025 . Likewise, our Total (Regulatory) Capital amounted to Ch $ 7 , 115 , 175 million as of December 31 , 2025 , which denotes an annual increase of Ch $ 159 , 883 million or 2 . 2 % due to both the previously - mentioned increase in CET 1 Capital and an annual rise of Ch $ 27 , 672 million or 1 . 9 % in Tier 2 Capital as a result of the effect of inflation on CLF - denominated subordinated bonds and higher additional allowances computed for capital purposes . The enhanced capital base enabled us to cope with an increase of Ch $ 564 , 267 million or 1 . 5 % in total RWA that reached Ch $ 38 , 918 , 746 million as of December 31 , 2025 . In turn, the annual rise in RWA was mainly attributable to : (i) Market - RWA that grew Ch $ 402 , 449 million or 30 . 7 % on an annual basis due to increased trading positions taken by our Treasury in fixed - income securities and derivatives denominated in CLP and CLF as part of the short - term investment strategies deployed over the second half of the year, and (ii) a rise of Ch $ 388 , 941 million or 1 . 2 % in Credit - RWA, which is largely aligned with the moderate growth posted by our loan book over the same period, as a result of the business dynamics explained earlier in this report . These factors were to some degree offset by an annual decrease of Ch $ 227 , 123 million or 5 . 2 % in Operational - RWA, driven by the moderate downward trend in net financial income, as highlighted earlier, primarily as a result of lower revenues coming from inflation - indexation, which translates into lower Operational - RWA based on the standardized model prevailing in Chile . As a result, as of December 31 , 2025 we fully complied with all mandatory limits of 3 . 0 % for the leverage ratio, 8 . 8 % for the CET 1 ratio, 10 . 3 % for the Tier 1 ratio and 12 . 4 % for the Total Capital ratio, evidencing once again our strong capital position . Starting December 1 , 2025 the Basel III core requirements became fully loaded for the Chilean banking industry . As such, as of this date we have already achieved the following thresholds : (i) a counter - cyclical buffer over RWA of 0 . 5 % as reaffirmed by the Central Bank in November 2025 , (ii) the conservation buffer over RWA of 2 . 5% , (iii) 100 % of the systemic charge of 1 . 25 % over RWA, assigned to us and reaffirmed by the CMF on April 1 , 2025 , and (iv) a Pillar 2 capital charge of 0 . 13 % as set by CMF for us in January 2025 . As of the same date, the graduality for CET 1 adjustments was also completed . Finally, we would like to highlight that on January 16 , 2026 the CMF announced the Pillar 2 capital requirements for local banks, which stemmed from the supervisory review and evaluation process for the year ended December 31 , 2025 . In this release the CMF removed the former Pillar 2 charge assigned to us ( 0 . 13 % over RWA), which reaffirms our solid capital position and excellent risk management approach . | 64

Risk & Capital Management Credit Risk Ratings Our credit ratings determine the cost and terms upon which we are able to raise funding . Rating agencies evaluate us by considering diverse factors, including the financial strength, the business environment and the economic backdrop . International Credit Ratings MOODY’S Long - Term Short - Term Foreign Currency Outlook A2 P - 1 Stable STANDARD & POOR’S Long - Term Short - Term Foreign Currency Outlook A A - 1 Stable Local Credit Ratings | 65 HUMPHREYS Short - Term Long - Term 1+ Level AAA Stable Deposits Outlook FELLER RATE Short - Term Long - Term 1+ Level AAA Stable Deposits Outlook

Consolidated Statement of Income

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

	Quarter					Year-to-Date			
	4Q24 MCh$	3Q25 MCh$	4Q25 MCh$	4Q25 MUS$	%Change 4Q25/4Q24	Dec-24 MCh$	Dec-25 MCh$	Dec-25 MUS$	% Change Dec-25/Dec-24
Interest revenue	686,160	687,107	682,655	758.2	(0.5) %	2,919,967	2,715,753	3,016.2	(7.0) %
Interest expense	(244,386)	(248,900)	(235,086)	(261.1)	(3.8) %	(1,138,312)	(969,638)	(1,076.9)	(14.8) %
Net Interest Income	**441,774**	**438,207**	**447,569**	**497.1**	**1.3 %**	**1,781,655**	**1,746,115**	**1,939.3**	**(2.0) %**
Inflation indexation revenue	258,846	110,529	123,064	136.7	(52.5) %	829,188	675,633	750.4	(18.5) %
Inflation indexation expense	(145,018)	(60,893)	(70,509)	(78.3)	(51.4) %	(469,992)	(369,864)	(410.8)	(21.3) %
Net inflation indexation income	**113,828**	**49,636**	**52,555**	**58.4**	**(53.8) %**	**359,196**	**305,769**	**339.6**	**(14.9) %**
Fee and commission income	190,565	199,017	203,774	226.3	6.9 %	732,922	790,710	878.2	7.9 %
Fee and commission expense	(45,915)	(38,768)	(39,288)	(43.6)	(14.4) %	(161,039)	(153,451)	(170.4)	(4.7) %
Net fee and commission income	**144,650**	**160,249**	**164,486**	**182.7**	**13.7 %**	**571,883**	**637,259**	**707.8**	**11.4 %**
Results from Assets/Liabilities held for Trading	(36,946)	42,386	(12,730)	(14.1)	(65.5) %	102,301	107,463	119.4	5.0 %
Debt Financial Instruments	11,398	32,391	39,615	44.0	247.6 %	128,401	141,267	156.9	10.0 %
Interest and UF indexation revenue	*16,472*	*29,281*	*36,572*	*40.6*	*122.0 %*	*115,314*	*124,992*	*138.8*	*8.4 %*
Gain (loss) from valuation	*(5,074)*	*3,110*	*3,043*	*3.4*	*-*	*13,087*	*16,275*	*18.1*	*24.4 %*
Financial derivative contracts	(54,137)	4,446	(57,836)	(64.2)	6.8 %	(51,712)	(55,644)	(61.8)	7.6 %
Other financial instruments	5,793	5,549	5,491	6.1	(5.2) %	25,612	21,840	24.3	(14.7) %
Results from derecognition of Asset/Liabilities at AC and Assets at FVTOCI	(4)	9,400	1,726	1.9	-	8,289	13,172	14.6	58.9 %
Results from Exchange, Indexation and Accounting Hedging of Foreign Currency	87,157	20,952	85,004	94.4	(2.5) %	164,597	155,696	172.9	(5.4) %
Net Financial Result	**50,207**	**72,738**	**74,000**	**82.2**	**47.4 %**	**275,187**	**276,331**	**306.9**	**0.4 %**
Results from investments in other companies	**9,968**	**2,670**	**3,976**	**4.4**	**(60.1) %**	**17,052**	**12,457**	**13.8**	**(26.9) %**
Result from non-current assets and disposal groups held for sale not admissible as discontinued operations	**(4,000)**	**2,789**	**(4,126)**	**(4.6)**	**3.2 %**	**(6,465)**	**(365)**	**(0.4)**	**(94.4) %**
Other operating income	**21,725**	**9,394**	**10,120**	**11.2**	**(53.4) %**	**51,777**	**48,477**	**53.8**	**(6.4) %**
Total Operating Revenues	**778,152**	**735,683**	**748,580**	**831.4**	**(3.8) %**	**3,050,285**	**3,026,043**	**3,360.8**	**(0.8) %**
Personnel Expenses	(163,178)	(138,125)	(151,792)	(168.6)	(7.0) %	(582,547)	(570,355)	(633.4)	(2.1) %
Administrative Expenses	(103,229)	(106,927)	(108,536)	(120.5)	5.1 %	(416,696)	(429,633)	(477.2)	3.1 %
Depreciation and Amortization	(23,650)	(23,668)	(24,087)	(26.8)	1.8 %	(94,601)	(95,110)	(105.6)	0.5 %
Impairment of non-financial assets	(1,380)	(386)	944	1.0	(168.4) %	(2,851)	(1,882)	(2.1)	(34.0) %
Other Operating Expenses	(11,709)	(7,240)	(9,149)	(10.2)	(21.9) %	(36,039)	(33,958)	(37.7)	(5.8) %
Total Operating Expenses	**(303,146)**	**(276,346)**	**(292,620)**	**(325.1)**	**(3.5) %**	**(1,132,734)**	**(1,130,938)**	**(1,256.1)**	**(0.2) %**
Provisions for Loans at Amortized Cost	(118,736)	(105,363)	(140,248)	(155.8)	18.1 %	(452,448)	(499,913)	(555.2)	10.5 %
Special Provisions for Credit Risk	(1,078)	9,399	5,880	6.5	-	(3,610)	51,020	56.7	-
Recovery of written-off loans	18,621	17,904	19,803	22.0	6.3 %	65,313	71,383	79.3	9.3 %
Impairment for credit risk of other financial assets at amortized cost and financial assets at FVTOCI	(2,103)	(1,500)	(1,277)	(1.4)	(39.3) %	(1,009)	(4,412)	(4.9)	337.3 %
Credit Loss Expense	**(103,296)**	**(79,560)**	**(115,842)**	**(128.7)**	**12.1 %**	**(391,754)**	**(381,922)**	**(424.1)**	**(2.5) %**
Operating Result	**371,710**	**379,777**	**340,118**	**377.7**	**(8.5) %**	**1,525,797**	**1,513,183**	**1,680.6**	**(0.8) %**
Income tax	(73,644)	(86,863)	(74,581)	(82.8)	1.3 %	(318,405)	(320,921)	(356.4)	0.8 %
Net Income for the Period	**298,066**	**292,914**	**265,537**	**294.9**	**(10.9) %**	**1,207,392**	**1,192,262**	**1,324.1**	**(1.3) %**
Non-Controlling interest	-	-	-	-	-	-	-	-	-
Net Income for the Period attributable to Bank's Shareholders	**298,066**	**292,914**	**265,537**	**294.9**	**(10.9) %**	**1,207,392**	**1,192,262**	**1,324.1**	**(1.3) %**
Fair Value Adj. Securities FTVOCI	(15,510)	967	108	0.1	-	(4,664)	8,806	9.8	-
Fair Value Adj. Hedge Accounting	921	(26,994)	(13,449)	(14.9)	-	(21,798)	(28,341)	(31.5)	30.0 %
Income Tax & Other effects	1,520	7,348	3,417	3.8	124.8 %	5,997	5,999	6.7	0.0 %
Comprehensive Income for the Period	**284,997**	**274,235**	**255,613**	**283.9**	**(10.3) %**	**1,186,927**	**1,178,726**	**1,309.1**	**(0.7) %**

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$900.40 per US$1.00 as of December 31, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Consolidated Balance Sheet Chilean GAAP - In millions of Chilean pesos (MCh$) and US dollars (MUS$) % Change Dec - 25/Dec - 24 Dec - 25 MUS$ Dec - 25 MCh$ Sep - 25 MCh$ Dec - 24 MCh$ ASSETS (4.0) % 2,877.6 2,590,986 2,055,697 2,699,076 Cash and deposits in banks 11.3% 460.3 414,419 586,308 372,456 Transactions in the course of collection 21.8% 5,990.0 5,393,428 5,367,989 4,429,423 Financial Assets held for Trading at Fair Value through P&L (18.8) % 2,076.3 1,869,467 1,766,262 2,303,353 Derivative financial instruments 82.1% 3,467.0 3,121,702 3,197,813 1,714,381 Debt financial instruments (2.3) % 446.8 402,259 403,914 411,689 Others 69.9% 3,941.5 3,548,971 3,283,820 2,088,345 Financial Assets at Fair Value Through OCI 69.9% 3,941.5 3,548,971 3,283,820 2,088,345 Debt financial instruments (59.8) % 33.0 29,714 69,057 73,959 Derivatives Hedge Accounting (1.2) % 43,664.6 39,315,702 41,413,496 39,787,216 Financial Assets at Amortized Cost 15.3% 111.8 100,643 106,523 87,291 Rights Under Repurchase Agreements (51.2) % 511.9 460,937 458,332 944,074 Debt Financial Instruments (40.1) % 443.3 399,123 2,061,577 666,815 Loans to Banks (3.0) % 21,667.4 19,509,355 20,220,411 20,105,228 Commercial loans 5.3% 15,456.0 13,916,618 13,845,219 13,218,586 Residential mortgage loans 3.9% 6,403.8 5,765,997 5,542,171 5,551,306 Consumer loans 6.5% (929.6) (836,971) (820,737) (786,084) Allowances for loan losses 13.4% 96.7 87,060 83,265 76,769 Investments in other companies 10.1% 193.9 174,578 168,125 158,556 Intangible assets (5.1) % 199.3 179,414 179,177 189,073 Property and Equipment (18.2) % 88.0 79,245 84,621 96,879 Right - of - use assets (98.8) % 2.1 1,846 5,819 159,869 Current tax assets 1.3% 626.3 563,906 562,607 556,829 Deferred tax assets 22.4% 1,912.1 1,721,634 1,610,112 1,406,991 Other assets 3.8% 60,085.5 54,100,903 55,470,093 52,095,441 Total Assets | 67 % Change Dec - 25/Dec - 24 Dec - 25 MUS$ Dec - 25 MCh$ Sep - 25 MCh$ Dec - 24 MCh$ LIABILITIES & EQUITY Liabilities Transactions in the course of payment Financial Liabilities for Trading at Fair Value through P&L Derivative financial instruments Others Derivative Hedge Accounting Financial Liabilities at Amortized Cost Current Accounts and Other Demand Deposits Time Deposits and Saving Accounts Obligations under repurchase agreements Borrowings from financial institutions Mortgage Bonds Senior Bonds Debt financial instruments issued Other financial obligations Lease liabilities Regulatory capital financial instruments Provisions for dividends and contingencies Current tax liabilities Deferred tax liabilities Other liabilities 98.9% (14.9) % (14.9) % (48.3) % 111.2% 4.0% 1.6% (1.4) % 161.3% 17.5% (38.8) % 11.5% 11.5% 29.1% (18.7) % 1.7% (3.7) % 25,512.9% 756.6% 14.1% 626.6 2,310.9 2,310.3 0.6 330.8 45,782.0 16,102.0 15,517.5 318.7 1,440.2 0.6 11,995.0 11,995.6 408.0 82.6 1,207.3 1,674.6 37.55 1.6 1,590.6 564,172 2,080,734 2,080,222 512 297,817 41,222,004 14,498,196 13,971,968 286,915 1,296,751 521 10,800,330 10,800,851 367,323 74,343 1,087,093 1,507,785 33,809 1,422 1,432,189 519,938 1,913,665 1,912,284 1,381 184,481 42,773,033 14,323,346 15,139,286 168,080 1,525,228 604 11,334,947 11,335,551 281,542 79,704 1,095,083 1,370,246 49,996 1,323 1,801,079 283,605 2,445,796 2,444,806 990 141,040 39,619,816 14,263,303 14,168,703 109,794 1,103,468 850 9,689,219 9,690,069 284,479 91,429 1,068,879 1,566,165 132 166 1,255,412 3.9% 53,644.3 48,301,368 49,788,548 46,472,440 Total liabilities 0.0% 0.3% (358.4) % 11.3% (1.3) % 1.5% (50.0) % 2,688.3 790.4 (10.8) 2,322.1 1,324.1 (673.0) 0 2,420,538 711,658 (9,759) 2,090,790 1,192,262 (605,955) 1 2,420,538 711,658 165 2,090,790 926,725 (468,332) 1 2,420,538 709,742 3,777 1,878,778 1,207,392 (597,228) 2 EQUITY Capital Reserves Other com prehensive incom e Retained earnings from previous periods Net Incom e for the period Provisions for dividends Non - Controlling Interest 3.1% 6,441.1 5,799,535 5,681,545 5,623,001 Total equity 3.8% 60,085.4 54,100,903 55,470,093 52,095,441 Total Liabilities & Equity These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis . All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated . All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch $ 900 . 40 per US $ 1 . 00 as of December 31 , 2025 . Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period . Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis . In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6 K, simultaneously or previously to file this quarterly earnings report . Such documentation is equally available at Banco de Chile’s website both in Spanish and English .

Selected Statistical Information

Chilean GAAP- In millions of Chilean pesos (MCh$) and US dollars (MUS$)

Key Performance Ratios	Quarter			Year-to-Date		
	4Q24	3Q25	4Q25	Dec-24	Sep-25	Dec-25
Earnings per Share (1) (2)						
Net income per Share (Ch$)	2.95	2.90	2.63	11.95	9.17	11.80
Net income per ADS (Ch$)	590.13	579.93	525.73	2,390.47	1,834.79	2,360.52
Net income per ADS (US$)	0.59	0.60	0.58	2.40	1.91	2.62
Book value per Share (Ch$)	55.66	56.24	57.41	55.66	56.24	57.41
Shares outstanding (Millions)	101,017	101,017	101,017	101,017	101,017	101,017
Profitability Ratios (3) (4)						
Net Interest Margin	5.16%	4.29%	4.44%	4.88%	4.65%	4.60%
Net Financial Margin	5.46%	4.65%	4.75%	5.23%	4.97%	4.91%
Fees & Comm. / Avg. Interest Earnings Assets	1.30%	1.33%	1.36%	1.24%	1.34%	1.35%
Operating Income / Avg. Interest Earnings Assets	6.92%	6.08%	6.17%	6.56%	6.43%	6.36%
Return on Average Total Assets	2.31%	2.15%	1.97%	2.25%	2.30%	2.21%
Return on Average Equity	21.51%	20.90%	18.50%	22.47%	22.13%	21.20%
Return on Average Capital and Reserves	23.77%	22.42%	20.37%	23.12%	22.33%	21.86%
Capital Ratios						
Common Equity Tier 1 (CET1) / Total Assets	10.26%	9.67%	10.04%	10.26%	9.67%	10.04%
Common Equity Tier 1 (CET1) / Risk Weighted Assets (RWA)	14.37%	14.21%	14.50%	14.37%	14.21%	14.50%
Tier1 Capital / Risk Weighted Assets (RWA)	14.37%	14.21%	14.50%	14.37%	14.21%	14.50%
Total Capital / Risk Weighted Assets (RWA)	18.13%	17.97%	18.28%	18.13%	17.97%	18.28%
Credit Quality Ratios						
Total Past Due / Total Loans to Customers	1.44%	1.56%	1.68%	1.44%	1.56%	1.68%
Allowance for Loan Losses / Total Past Due	140.08%	132.42%	127.07%	140.08%	132.42%	127.07%
Total Allowance for Loan Losses / Total Past Due (5)	264.86%	234.26%	222.90%	264.86%	234.26%	222.90%
Impaired Loans / Total Loans to Customers	3.47%	3.51%	3.65%	3.47%	3.51%	3.65%
Loan Loss Allowances / Impaired Loans	58.26%	59.03%	58.50%	58.26%	59.03%	58.50%
Loan Loss Allowances / Total Loans to Customers	2.02%	2.07%	2.14%	2.02%	2.07%	2.14%
Credit Loss Expense / Avg. Loans to Customers (4)	1.08%	0.80%	1.18%	1.03%	0.90%	0.97%
Operating and Productivity Ratios						
Operating Expenses / Operating Revenues	38.96%	37.56%	39.09%	37.14%	36.81%	37.37%
Operating Expenses / Average Total Assets (3) (4)	2.35%	2.03%	2.17%	2.11%	2.08%	2.10%
Balance Sheet Data (1) (3)						
Avg. Interest Earnings Assets (million Ch$)	44,379,755	48,263,071	48,302,607	46,203,362	47,063,198	47,373,050
Avg. Assets (million Ch$)	51,585,950	54,407,613	53,957,534	53,637,116	53,828,677	53,860,891
Avg. Equity (million Ch$)	5,541,559	5,606,776	5,741,722	5,372,195	5,582,840	5,622,561
Avg. Loans to Customers (million Ch$)	38,328,996	39,552,284	39,145,905	38,086,361	39,271,070	39,239,779
Avg. Interest Bearing Liabilities (million Ch$)	26,777,605	29,065,063	28,438,214	29,011,950	28,384,443	28,397,886
Risk-Weighted Assets (Million Ch$)	38,354,479	39,199,658	38,918,746	38,354,479	39,199,658	38,918,746
Additional Data						
Exchange rate (Ch$/US$) - EOP	994.74	962.27	900.40	994.74	962.27	900.40
Employees (#) - EOP	11,614	11,172	11,156	11,614	11,172	11,156
Branches (#) - EOP	226	217	217	226	217	217
Notes						

(1) Figures are expressed in nominal Chilean pesos.
(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.
(3) Ratios consider daily average balances.
(4) Annualized data.
(5) Including additional allowances.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.
All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated. All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$900.40 per US$1.00 as of December 31, 2025. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.
Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Financial Market Commission, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile's website both in Spanish and English.

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Appendix

The review carried out by the independent auditor, on the Financial Report of Management Comments, covered the figures derived from the consolidated financial statement for the period ending December 31, 2025. In addition, and only for the purpose of reviewing the reasonableness of certain ratios or financial indicators, the auditor compared the comparative figures for the period ended December 31, 2024, which are included in the consolidated financial statements for 2025. The details of these items are presented below:

About Banco de Chile

1. Financial Snapshot on Banco de Chile
   a. Table No.1 " Financial Summary of Banco de Chile". — Page 7

Corporate Governance

1. Detail of equity and ownership structure
   a. Banco de Chile's capital is composed of 101,017,081,114 registered shares. — Page 8

Management Discussion & Analysis

1. Income Statement Analysis
   a. Net Income — Page 29
   b. Table No.2, "Operating Revenues Breakdown" — Page 31
   c. Net Financial Income. — Page 31-32
   d. Net Financial Margin (MFN). — Page 33
   e. Net Fee and Commission Income. — Page 33-34
   f. Other Operating Income. — Page 35
   g. Table No.3, "Credit Loss Expense". — Page 35-36
   h. Credit Loss Expense Ratio. — Page 36
   i. Past-Due Loans. — Page 37
   j. Table No.4, "Operational Expenses". — Page 37-38
   k. Efficiency Ratio. — Page 38
   l. Income Tax. — Page 39
2. Business Segments Performance
   a. Quarterly Pre-Tax Income by Business Segment. — Page 40
   b. Retail Banking Segment. — Page 41
   c. Wholesale Banking Segment. — Page 41
   d. Treasury Segment. — Page 42
   e. Subsidiaries. — Page 42
3. Balance Sheet Analysis
   a. Loan Portfolio. — Page 43
   b. Securities Portfolio. — Page 46-47
   c. Other Assets. — Page 48-49
   d. Current Accounts & Other Demand Deposits. — Page 49
   e. Time Deposits & Saving Accounts. — Page 50
   f. Debt Financial Instruments Issued & Regulatory Capital Financial Instruments. — Page 51
   g. Other Liabilities. — Page 52
   h. Equity. — Page 52-53

Risk and Capital Management

1. Operational Risk
   a. Net Operational Losses by Type. — Page 63
2. Capital Adequacy and Credit Ratings
   a. Capital Adequacy. — Page 64
   b. Table No.5, “Consolidated Statement of Income”. — Page 66
   c. Table No.6, “Consolidated Balance Sheet”. — Page 67
   d. Table No.7, “Selected Statistical Information”. — Page 68

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